As filed with the Securities and Exchange Commission on 11 August 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,

London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company’s registration statement on Form F-3 (File No. 333-199148).

As used in this document, unless the content otherwise requires; the terms ‘Prudential’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, ‘the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’.

Limitations on Enforcement of US Laws against Prudential plc, its Management and Others

Prudential plc is an English public limited company. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Selected Historical Financial Information of Prudential

The following table sets forth Prudential’s selected consolidated financial data for the periods indicated. Certain data is derived from Prudential’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2015, there were no unendorsed standards effective for the periods presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below is derived from Prudential’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the ‘Operating and Financial Review’ section below.

	Six Months Ended 30 June
	2015(1)	2015	2014
	(In $ Millions)	(In £ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	28,126	17,884	16,189
Investment returns	9,609	6,110	13,379
Other income	2,021	1,285	1,059
Total revenue, net of reinsurance	39,756	25,279	30,627
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(29,280)	(18,618)	(25,549)
Acquisition costs and other expenditure	(7,085)	(4,505)	(3,336)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(233)	(148)	(170)
Disposal of Japan Life business:
Cumulative exchange loss recycled from other comprehensive income	(72)	(46)	-
Remeasurement adjustment	-	-	(11)
Total charges, net of reinsurance	(36,670)	(23,317)	(29,066)
Share of profits from joint ventures and associates, net of related tax	192	122	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	3,278	2,084	1,708
Tax charge attributable to policyholders’ returns	(318)	(202)	(284)
Profit before tax attributable to shareholders	2,960	1,882	1,424
Tax charge attributable to shareholders’ returns	(698)	(444)	(279)
Profit for the period	2,262	1,438	1,145

	Six Months Ended 30 June
	2015(1)	2015	2014
Other data
Based on profit for the period attributable to the Prudential’s equity holders:
Basic earnings per share	88.5¢	56.3p	45.0p
Diluted earnings per share	88.4¢	56.2p	44.9p
Dividend per share declared and paid in reporting period(5)	40.48¢	25.74p	23.84p
Equivalent cents per share(6)		40.34¢	40.19¢
Market price per share at end of period(7)	2411¢	1533p	1341p
Weighted average number of shares (in millions)	2,552	2,552	2,547

	As of 30 June		As of 31 December
	2015(1) (In $ Millions)	2015 (In £ Millions)	2014 (In £ Millions)
Statement of financial position data
Total assets	594,325	377,901	369,204
Total policyholder liabilities and unallocated surplus of with-profits funds	513,310	326,388	321,989
Core structural borrowings of shareholder-financed operations	7,674	4,880	4,304
Total liabilities	575,288	365,796	357,392
Total equity	19,037	12,105	11,812

	As of and for the Six Months Ended 30 June
	2015(1) (In $ Millions)	2015 (In £ Millions)	2014 (In £ Millions)
Other data
New business:
Single premium sales(3)	22,027	14,006	12,987
New regular premium sales(3)(4)	2,096	1,333	986
Funds under management	794,056	504,900	457,200

(1)	Amounts stated in US dollars in the half year 2015 column have been translated from pounds sterling at the rate of $1.5727 per £1.00 (the noon buying rate in New York City on 30 June 2015).

(2)	This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders.

(3)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see ‘EEV basis, new business results and free surplus generation’ below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and guaranteed investment contracts and similar funding agreements written in US operations.

(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period. The 2014 comparatives have been adjusted to exclude PruHealth and PruProtect sales at half year 2014, following the disposal of our 25 per cent interest in the businesses in November 2014.

(5)	Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The parent company dividend relating to the reporting period was an interim dividend of 12.31p per share, as against an interim dividend of 11.19p per share for the first half of 2014.

(6)	The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Exchange Rate Information

Prudential publishes its consolidated financial statements in pounds sterling. References in this document to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency, references to ‘pounds sterling’, ‘£’, ‘pounds’, ‘pence’ or ‘p’ are to UK currency (there are 100 pence to each pound) and references to ‘Euro’ or ‘€’ are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate
Six months ended 30 June 2014	1.67
Twelve months ended 31 December 2014	1.65
Six months ended 30 June 2015	1.52

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
February 2015	1.55	1.50
March 2015	1.54	1.47
April 2015	1.55	1.46
May 2015	1.58	1.51
June 2015	1.59	1.52
July 2015	1.56	1.54

On 7 August 2015, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.55.

Risk Factors

A number of risk factors affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified below under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Since 2008 Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates (which in some jurisdictions have become negative) and liquidity, and widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments or reduced investment returns, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties to transactions with Prudential that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

•	estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over sovereign debt, general slowing in world growth, the timing and speed of normalisation of the monetary policy in the US, the UK and other jurisdictions and socio-political events. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate surrender values over a sustained period, this could have a material adverse effect on Prudential’s reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrenders levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential’s results.

Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

A significant part of the profit from Prudential’s UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some countries. There is a risk of further downgrades.

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counter party relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalue or otherwise alter the currencies in which its obligations are denominated this could have a material adverse effect on Prudential’s financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). The Group’s surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility the Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, competitiveness, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (IGD) require EU financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new prudential regulatory framework for insurance companies, referred to as ‘Solvency II’.

The Solvency II Directive covers valuation, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow

Prudential to make use of its internal capital models, if approved by the Prudential Regulation Authority (PRA). The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009 and the Omnibus II Directive, which amended certain aspects of the Solvency II Directive, was adopted by the Council of the European Union in April 2014. As such, Solvency II is expected to be implemented as of 1 January 2016, although a number of the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives remain subject to formal ratification during the second half of 2015. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, is subject to regulatory judgement and approval. As a result there is a risk that the final outcome of Solvency II could be adverse for Prudential, including potentially a significant increase in the capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs of which Prudential was one. The FSB published the 2014 list of G-SIIs in November 2014 which is identical to the 2013 list of G-SIIs. Designation as a G-SII has led to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group- wide supervision, effective resolution measures of the group in the event of failure, loss absorption, and higher loss absorption capacity. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement. G-SIIs began reporting on their BCR to their group-wide supervisors on a confidential basis from 2015. The IAIS is currently consulting on the HLA requirement and this is expected to apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. The IAIS has recently announced an extension to the ICS timelines and a version of the ICS is expected to be adopted as part of ComFrame in late 2019.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is currently re-deliberating the Exposure Draft proposals in light of comments by the insurance industry and other respondents. The timing of the final proposals taking effect is uncertain but not expected to be before 2019.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators’ interest may include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary which would subject the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge current practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

Litigation, disputes and regulatory investigations may adversely affect Prudential’s profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s reputation, results of operations or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned.

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA, and Manulife and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential’s principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual and Fidelity.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Allianz, Prudential Financial, Lincoln National, MetLife and Aegon.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group’s financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

Prudential plc’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s and A by Fitch. These ratings have a stable outlook.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa2 (negative outlook) by Moody’s, AA (stable outlook) by Standard & Poor’s and AA (stable outlook) by Fitch.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd’s financial strength is rated AA (stable outlook) by Standard & Poor’s.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential’s IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational incidents do happen periodically and no system or process can entirely prevent them although there have not been any material such events to date. Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches.

Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its relationships with its business partners and customers. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Attempts by third parties to disrupt Prudential’s IT systems could result in loss of trust from Prudential’s customers, reputational damage and financial loss

Being part of the financial services sector, Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems. This could result in loss of trust from Prudential’s customers, reputational damage and financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance as Prudential increasingly moves to digitalize its business and provide on-line business operations for its customers. Prudential has not identified a material failure or breach in relation to its legacy and other IT systems and processes to date. However, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place with adverse consequential effects on Prudential’s business and financial position.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expense.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are similarly relevant to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson’s variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business, especially Jackson’s portfolio of traditional and variable annuities. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed , the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; changes in Prudential’s profitability due to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential’s filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (KPIs). These include results prepared in accordance with the European Embedded Value (EEV) Principles and Guidance issued by the Chief Financial Officers (CFO) Forum of European Insurance Companies, New Business measures and Free Surplus Generation.

The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital, or economic capital where higher, and free surplus) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also published by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits are also published quarterly.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit based on longer-term investment returns for the period.

Operating and Financial Review

The following discussion and analysis should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2015 included in this document. The critical accounting policies which have been applied to these statements are discussed in the section below entitled ‘– IFRS Critical Accounting Policies’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in the ‘Risk Factors’ section of this document). See also the discussion under the heading ‘Forward-looking statements’ above.

Introduction and Overview

In the first half of 2015, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential’s principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential’s unaudited condensed consolidated interim financial statements for the period ended 30 June 2015 are the same as those previously adopted in Prudential’s consolidated financial statements for the year ended 31 December 2014, except for the adoption of the new accounting pronouncements as described in note A2 to the unaudited condensed consolidated interim financial statements.

Overview

The Group has reported a strong broad-based performance in the first half of 2015.

Our focus on the three main opportunities in Asia, US and UK – serving the protection and investment needs of the growing middle class in Asia, providing income in retirement to American baby boomers and meeting the financial needs of an ageing British population – is unchanged. The Group has distinct strengths and capabilities to execute our strategy successfully: leading market positions in its chosen geographies, strong diversification by geography, currency, product and distribution and a high quality, growing in-force book which generates significant earnings and cash. Our teams continue to leverage these strengths effectively and with discipline, as evidenced by the strong progress in the first half of 2015.

Currency volatility

In both 2014 and 2015 to date, there have been significant fluctuations in the value of sterling against local currencies in the US and in some of our key markets in Asia. These fluctuations continue to be driven by ongoing speculation about relative growth trajectories in the world’s major economies and by debate around the timing and size of the withdrawal of the stimulus provided by various central banks. The sizeable component of Prudential’s non-sterling earnings and assets means that our headline results and shareholders’ equity, which are reported in UK sterling, will also fluctuate from one reporting period to the next.

In 2014 we adopted the approach of evaluating the financial performance of the Group by presenting percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. It is worth noting that so far this year, we have experienced favourable currency movements. As a result and contrary to last year, the constant exchange rate basis that we have used below produces lower progressions than the actual exchange rate basis. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.

The table below presents a summary of the Group’s profit before tax on an IFRS basis. The table presents the half year 2014 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

Profit before tax – IFRS

	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %
	Half year	Half year		Half year
Operating profit before tax
Long-term business:
Asia[1]	574	483	19	497	15
US	834	686	22	751	11
UK2	436	366	19	366	19
Long-term business operating profit before tax[1,2]	1,844	1,535	20	1,614	14
UK general insurance commission	17	12	42	12	42
Asset management business:
M&G	251	227	11	227	11
Prudential Capital	7	22	(68)	22	(68)
Eastspring Investments	58	42	38	43	35
US	12	(5)	n/a	(5)	n/a
Other income and expenditure	(308)	(320)	4	(320)	4
Results of the sold PruHealth and PruProtect businesses	-	8	(100)	8	(100)
Total operating profit based on longer-term investment returns before tax	1,881	1,521	24	1,601	17
Non-operating items	1	(97)	n/a	(113)	n/a
Profit before tax attributable to shareholders	1,882	1,424	32	1,488	26
[1]	After Asia development costs.
[2]	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

In the remainder of this ‘Introduction and Overview’ section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

Group performance

Our first-half performance is underpinned by material contributions from all our principal business units.

Our Group IFRS operating profit based on longer-term investment returns increased by 17 per cent during the first half of 2015 to £1,881 million, with a broad-based contribution to growth from all four principal business units – Asia, US, UK and M&G. On an actual exchange rate basis, IFRS operating profit grew by 24 per cent.

•	Asia life and asset management operating profit of £632 million, grew by 17 per cent, reflecting our continuing success in capturing profitable growth in markets which are under-penetrated with growing demand for protection and savings products. Our leading position in 9 out of 12 markets in the region including Eastspring’s position as Asia’s largest retail asset manager[1] enables us to meet a wide range of customer needs and deliver a performance that is resilient across the economic cycle.

[1]	Asset Management, September 2014 issue (ranked according to participating regional players only). Based on assets sourced from the region (excluding Japan, Australia and New Zealand) as of June 2014.

•	US life IFRS operating profit of £834 million was up 11 per cent. A primary driver of our earnings is our growing separate account asset base that has benefitted from both strong net inflows and strong separate account performance.

•	UK life IFRS operating profit of £436 million, grew by 19 per cent, reflecting continued pro-active management of our in-force book.

•	M&G delivered operating profit of £251 million, an increase of 11 per cent, primarily reflecting higher levels of average funds under management (including internal funds) which are 7 per cent higher at £260.0 billion.

The Group is focused on delivering strong cash generation which underpins both our strategic and financial flexibility. Net cash remittances from our businesses increased by 10 per cent on actual exchange rates to £1,068 million. Cash remittances of £258 million from Asia were 19 per cent higher in the first half of 2015 while those from the US increased by 14 per cent to £403 million, both on an actual exchange rate basis. Our UK operations remitted £231 million (2014: £246 million), as we continue to invest in the business in response to the UK market reforms. M&G delivered an increase in remittances of 12 per cent to £151 million, in line with the growth in earnings.

Our balance sheet continues to be defensively positioned and at the end of the period our Insurance Group Directive surplus2 was estimated at £5.2 billion, equating to coverage of 2.5 times.

2017 Objectives

The objectives discussed below assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and free surplus methodology at December 2013 will be applicable over the period.

We announced new objectives for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation(3)(4) of £0.9 billion to £1.1 billion in 2017 (2012: £484 million on an actual exchange rate basis).

(ii)	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 – 2017 to reach at least £1,858 million in 2017 (2012: £924 million(5) on an actual exchange rate basis).

(iii)	Group Underlying Free Surplus Generation(4) of at least £10 billion cumulatively over the four-year period from 2014 to end of 2017.

We are continuing to make progress towards our 2017 objectives announced in December 2013.

[2]	Before allowing for interim dividend
[3]	Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
[4]	Underlying free surplus generation is defined in the section ‘EEV Basis, New Business Results and Free Surplus Generation’.
[5]	Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

Our operating performance by business unit

Asia

Asia has delivered a strong performance across all of our key metrics. In the first half of 2015, Asia’s IFRS operating profit increased by 17 per cent to £632 million (20 per cent on an actual exchange rate basis), driven by 15 per cent growth in our life businesses and 35 per cent growth in Eastspring Investments, our Asia asset management businesses (19 per cent and 38 per cent respectively on an actual exchange rate basis). Cash remittances were up 19 per cent at £258 million on an actual exchange rate basis.

The macro-economic environment remains broadly supportive, with our markets generating some of the world’s highest GDP growth rates and having favourable demographic trends. While in some markets we are seeing local short-term challenges, particularly in Indonesia where the macro-economic outlook remains fragile, our pan-Asian platform across 12 life markets in the region and significant diversification by country, product and channel enables the delivery of a strong regional performance. Our priority remains the provision of products and services that meet the significant savings and financial protection needs of Asia’s rapidly growing middle classes while also delivering consistent shareholder returns across the economic cycle.

Our life businesses have delivered excellent levels of new business in the first half, with sales increasing over prior year. Our new business sales, continue to have a high proportion of regular premiums and a significant amount of premium directed towards health and protection coverage which makes our business less correlated to investment markets. In addition, the breadth and quality of our market leading distribution platform has seen growth in both agency and bancassurance channels offering further resilience to our progress as we are able to reach a wider customer base. Agency generated sales increased over prior year driven by higher numbers of active agents and improvements in agency productivity. Bancassurance sales were also up including growth from our relationship with Standard Chartered Bank despite the loss of two relationships in Singapore as previously disclosed.

In Hong Kong, sales increased driven by an increase in active agency manpower and improved productivity, together with the continuing success of our long-standing relationship with Standard Chartered Bank as well as the smaller, but fast growing broker channel. The Hong Kong economy has very close ties with mainland China and the market has seen increasing levels of sales to mainland customers. We have an excellent track record in executing on this opportunity and our US dollar denominated participating products are particularly attractive.

Our joint venture with CITIC in China continues to perform well, with sales growth reflecting progress in both the agency and bank channels as a result of strong momentum from our efforts to grow scale in a vastly under-penetrated market. We continue to monitor closely the recent developments in the China equity markets but to date have not seen any significant impact on our business.

Consumer sentiment in Indonesia remains depressed as the economy faces short to medium-term challenges from weaker global demand for its raw material exports, with President Jokowi’s ambitious reform programmes progressing at a slower pace than anticipated. Against this backdrop, our sales were in line with last period with lower profitability reflecting business mix and adverse interest rate effects. We remain confident in the medium term potential in this market given modest insurance penetration and a growing middle class. We are, therefore, continuing to build out our platform across the country which positions us well for when more favourable conditions return. Notwithstanding flat sales, the recurring regular premium nature of the unit-linked and protection business that we write in Indonesia has driven IFRS operating profit higher by 21 per cent to £167 million.

Our Malaysia strategy in recent years has been to broaden our approach to include a greater focus on the bumiputra sector of the market and increasing penetration of Takaful products. Progress in this area continues to be highly encouraging which, together with strong growth in bancassurance, has resulted in increased sales for the half year compared to the prior period.

In Singapore, sales, excluding the Maybank and Singpost relationships which ceased in 2014, are broadly in line with the previous period. On a reported basis, sales including these discontinued relationships declined.

In our smaller businesses in South-east Asia, the economy in Thailand continues to be sluggish and in the context of a 2.4 per cent decline6 in the overall insurance market, we are pleased that our business continues to make good progress with sales growing over the prior period. We continue to increase the proportion of protection products in the mix of business sold. The transformation of our business in the Philippines is showing significant improvements following a significant refocussing on the agency channel, with increased sales over prior year and Vietnam also had an excellent first half with increased sales growth driven by increases in agency activity.

In India our joint venture with ICICI Bank remains the leader in the private sector and delivered strong sales growth, driven by unit-linked sales. We continue to assess developments in the regulations regarding foreign ownership limits.

In Taiwan and Korea, we remain selective in our participation in line with our value strategy and in the first half of the year this resulted in increased sales for both regions.

We are also setting the foundations for future growth in new Asian markets. We have successfully launched in Cambodia with the market leading life insurance business, we have opened a representative office in Myanmar and we are in the preliminary stages of entering Laos.

Eastspring Investments, the largest Asian retail asset manager7, saw net third-party inflows of £4.6 billion, up 79 per cent from 2014, with robust flows into equity funds, particularly from Japan into our Asia Oceania Fund. Total funds under management as at 30 June 2015 were £85.3 billion, growing 28 per cent period on period as a result of net inflows and positive market movements. IFRS operating profit increased 35 per cent to £58 million, driven by the positive impact on revenue from higher levels of average assets under management.

Asia’s results in the first half of 2015 evidence the quality of our diversified business platform and our disciplined execution, which together enable the business to deliver strong, profitable growth across the economic cycle. We have a market leading franchise in a region which is well supported by the long-term structural tailwinds of low insurance penetration, a rapidly growing and wealthy middle class and limited social insurance providing significant headroom to create value for customers and shareholders.

US

Jackson continues to benefit from its clear focus on generating earnings and cash. In the first half of 2015, our US business delivered total IFRS operating profit of £846 million, up 13 per cent (24 per cent on an actual exchange rate basis). Jackson’s life IFRS operating profit grew 11 per cent (22 per cent on an actual exchange rate basis) to £834 million, reflecting increased fee income from higher levels of separate account assets, which were up 11 per cent period on period to £85.9 billion at the end of June 2015 (30 June 2014: £77.7 billion, on a constant exchange rate basis), driven by continued strong net inflows. The growth in earnings also supported strong capital generation, enabling Jackson to remit £403 million of cash to the Group (2014: £352 million), while continuing to maintain a healthy balance sheet.

Despite weak GDP growth in the first quarter of 2015, the US economy has since returned to a path of moderate growth consistent with that seen in the past few years. At 30 June 2015, despite volatility caused by domestic and economic uncertainties, US investment markets closed moderately higher than the start of year positions, with the S&P 500 Index up 0.2 per cent and the 10-year Treasury rate increasing by 18 basis points.

The insurance industry continues to deal with emerging regulatory topics, including the Department of Labor’s proposed fiduciary standard. Jackson, alongside the rest of the industry, is actively participating in discussions with regulators and industry specialists. The comment period has ended and the public hearing started on 10 August 2015, with any changes not expected to take effect until at least late 2016.

Against this market backdrop, the US competitive landscape continued to see insurers flex the benefits and costs of their variable annuity product offerings and a number of new competitors have entered the investment-only variable annuity market. Jackson remains competitive in its variable annuity offerings and continues to experience success with Elite Access, its investment-only variable annuity.

[6]	Source: Thailand Life Assurance Association. Since 30 June 2014.
[7]	Asia Asset Management, September 2014 issue (ranked according to participating regional players only). Based on assets sourced from the region (excluding Japan, Australia and New Zealand) as of June 2014.

Jackson remains focused on actively managing sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match our annual risk appetite. As a result, Jackson experiences fluctuations in quarterly sales volumes as we implement management actions through the year to achieve these goals and continue to price new business on a conservative basis, placing value over volume. In line with this approach, Jackson experienced a decline in sales volumes compared to prior year. Although interest rates remain low, the beneficial impact of product initiatives implemented in previous years means that the economics of our business remain very attractive and we continue to write highly profitable new business through sales of prudently priced annuity products.

Variable annuity sales decreased from prior year, reflecting the extremely high sales levels achieved in the first half of 2014 and continuing action to manage sales levels. As a result, variable annuity volumes excluding Elite Access were lower period-on-period. Sales of Elite Access, our variable annuity without living benefits, were marginally higher than the prior period with two thirds of our first-half sales coming from non-qualified plans. With the contribution from Elite Access, we continue to improve the diversification of our product mix, with an increased proportion of variable annuity sales in the first half of 2015 not featuring living benefit guarantees.

Fixed annuity sales decreased compared to 2014, primarily as a result of the low interest rate environment. Fixed index annuity sales remained relatively flat compared to the first half of 2014.

Jackson’s strategy is unchanged. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet. With this strategy, Jackson has been able to deliver significant profitable growth across the cycle and since 1 January 2008, Jackson has remitted close to US$3.2 billion of cash to the Group. Our performance continues to demonstrate that Jackson’s growth translates into value for customers and into profits and cash for shareholders, the ultimate metrics of our successful strategy.

UK, Europe and Africa

In the first half of 2015, Prudential’s UK business delivered strong growth in IFRS operating profit reflecting the successful execution of our UK strategy, focusing on the retail and wholesale business segments where the economics are most attractive. Life IFRS operating profit was 19 per cent8 higher at £436 million driven by our focused approach to new business and active management to unlock value in our in-force book. Cash remitted to the Group was £231 million, compared to £246 million in the first half of 2014.

The UK market saw significant disruption from the reforms to the pension industry announced in 2014, which came into force in April 2015. Against this backdrop, our strategic focus on providing risk-managed savings and investment products, development of new products and routes to market and disciplined participation in the bulk annuity market, saw sales rise in the first half of 2015.

Our retail business has achieved strong sales performance, despite the expected slowdown in individual annuity sales, which were sharply lower than the first half of 2014. Excluding the impact of individual annuities, retail sales were significantly higher than in the first half of 2014, driven by the combination of the strength of our investment proposition and the expanding market for flexible retirement income and pension products. There is significant on-going demand for our PruFund multi-asset funds with customers attracted by both the performance track record and the benefit of a smoothed return to manage market volatility.

We are seeing ongoing diversification in our product portfolio. Onshore bonds and offshore bonds sales increased on the same period last year. Following the pension reforms, we have seen income drawdown and individual pensions sales increase significantly, offsetting the volume decline from lower individual annuity sales. Our successful launch, in February 2015, of the PruFund range of investment funds within an ISA wrapper generated strong sales with assets under management totalling £260 million at the end of June 2015.

In total across all products, PruFund sales increased substantially, with total assets under management having increased 18 per cent to £13.7 billion since the start of the year.

[8]	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

In our bulk annuity business, we completed two deals in the first half of 2015, generating £1,169 million of premiums compared to four bulk annuity deals over the same period last year (premiums of £1,036 million). Our approach to bulk transactions in the UK continues to be one of disciplined participation, looking for opportunities where we can both bring significant value to our customers and meet our demanding shareholder return hurdles.

The ongoing focus on the development of our proposition and delivery of excellent customer service which underpins our strategy has been recognised in a number of ways. We received two 5-star ratings at the Financial Adviser Online Service Awards 2015 and were named Company of the Year. We were also awarded best Multi-Asset Manager of the Year (Developed Markets) at the Global Investor 2015 Investment Excellence Awards, for our new Dynamic Growth Funds, which launched in March for corporate pensions customers.

While the UK retirement income market continues to undergo significant change, our business remains well-placed to prosper in this new environment. Our capabilities in multi-asset investing delivered through the PruFund range, the strength of our brand and diversified distribution position us well to successfully meet evolving customer needs.

In Poland, our life company, Prudential Polska continues to grow ahead of plan. The business now has 16 branches across the country and 582 financial planning consultants. Its success demonstrates our ability to build a new business franchise by transferring our existing product and distribution strengths to a new market.

In June 2015 we completed the acquisition of Ugandan company Goldstar Life Assurance, a step forward in our strategy of expanding across Sub-Saharan Africa.

M&G

M&G has delivered an 11 per cent increase in IFRS operating profit to £251 million in the first half of 2015. This reflects the growth in average assets under management between the two periods and effective cost control. The higher level of earnings enabled M&G to remit £151 million to the Group in the first half of 2015, representing a 12 per cent increase on the prior period.

Total gross retail and institutional inflows amounted to £20.4 billion, 6 per cent higher than the same period last year. However, larger redemptions saw M&G report overall retail net outflows during the first half of 2015 of £3.4 billion (2014: net inflows of £3.8 billion). M&G experienced net retail outflows of £4.0 billion in the second quarter of 2015, including £2.6 billion from Europe, mainly reflecting a change in investor sentiment away from fixed income, a trend we expect to continue into the second half of the year. Our strategy of diversification by fund has helped drive good net inflows into several M&G multi-asset funds. Total retail funds under management at 30 June 2015 were lower at £69.2 billion (30 June 2014: £71.9 billion). Retail funds under management from Continental Europe have increased by 3 per cent to £28.7 billion over the past 12 months and now represent 42 per cent of total retail assets, up from 39 per cent a year ago.

Institutional net inflows increased to £1.0 billion (2014: net inflows of £0.4 billion). The M&G Alpha Opportunities Fund has been particularly popular, attracting net inflows of £1.3 billion. External institutional funds under management have increased to £64.2 billion, up 6 per cent compared with 30 June 2014. The Institutional business continues to have a strong pipeline of new business – money committed by clients but not yet invested – across a diverse range of strategies, thanks to consistently good investment performance and a reputation for innovation.

Total external client assets of £133.4 billion (30 June 2014: £132.8 billion) now account for 52 per cent of total funds under management of £256.5 billion (30 June 2014: £253.7 billion).

Underlying IFRS operating profit9 increased by 14 per cent to £243 million. The beneficial impact on revenues from higher average levels of funds under management, with operating costs unchanged, has resulted in a cost income ratio of 51 per cent (2014: 54 per cent).

M&G remains well placed to service clients thanks to its long-held strategy of diversification by asset class, product and geography and its focus on long-term investment performance.

[9]	Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.

Capital and risk management

We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently for the Group. Based on the Insurance Groups Directive solvency measure, our surplus position at 30 June 2015 was estimated at £5.2 billion before allowing for the interim dividend (30 June 2014: £4.1 billion; 31 December 2014: £4.7 billion before final dividend). The Insurance Groups Directive surplus at 30 June 2015 is equivalent to a cover of 2.5 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer. In July 2014, the International Association of Insurance Supervisors released a consultation paper on the Basic Capital Requirement, one of the two types of capital requirement proposed under this framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority on the implications of this designation.

Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications to the Prudential Regulation Authority in June 2015. The Prudential Regulation Authority have indicated that they will conclude their review and approval process of our internal model along with our UK peers in December 2015. We welcome the clarification provided by the Prudential Regulation Authority that their assessments of the ability of UK entities to make distributions will be based on capital levels after allowance for transitional measures.

Overall we are confident that the final Solvency II outcome will confirm Prudential’s position as a strongly capitalised Group. In the meantime our businesses are continuing to produce strong operating earnings, which generate significant economic capital.

Dividend

Due to the continued strong operating performance of the Group, the Board decided to rebase the 2014 full year dividend upwards to 36.93 pence per share, representing an increase of 10 per cent over 2013. As in previous years, the interim dividend for 2015 has been calculated formulaically as one third of the prior year’s full year dividend. The Board has approved a 2015 interim dividend of 12.31 pence per share, which equates to an increase of 10 per cent over the 2014 interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

The Group has made strong progress in the first half of 2015. Our teams remain focused on executing our well defined and successful strategy. The first-half performance builds on a long track record of delivery, meeting the significant customer demand for our products while delivering sustainable shareholder returns.

The macro and geo-political environment remains both uncertain and volatile. Investment markets are progressively pricing in the possibility of interest rate increases in the US, resulting in a stronger dollar, which when combined with commodity price declines is leading to softer global growth prospects. Reflecting these pressures, emerging markets in Asia are now expected by the International Monetary Fund to grow more slowly than recent rates in the short term, but they are still forecast to comfortably outpace developed economy growth rates. Equally, as developed economies recover to growth, this will over time provide a tailwind to emerging markets. We have some distinct advantages – diversification by country, currency, product and channel; clear focus on long-term growth opportunities; a large, growing and profitable in-force book and an emphasis on growing insurance margin which is uncorrelated to markets – providing a strong foundation to prosper in a volatile environment.

Over the long term, Prudential’s geographic footprint provides us with strong organic growth prospects driven by our leadership positions in the three fastest growing geographies in the world – Asia, the US and the UK. In Asia, we have leadership positions in vastly under penetrated insurance markets with our prospects underpinned by significant, growing demand for protection and savings products from a rapidly growing uninsured middle class. We have a strong track record of market outperformance in the region across economic and market cycles which is testament to the quality of our business platform and the team’s focus on execution. In the US, we have implemented our strategy with discipline meeting the significant needs of the baby boomers for retirement income. In the UK, our life business is positively transitioning to a changing landscape of pension and savings provision while M&G, despite near-term headwinds, remains well-positioned to build long-term wealth for its customers. The diversity of our businesses, the tailwinds from supportive demographics across our three markets and our disciplined execution, underpinned by strong capital and cash generation, position us well to be able to deliver long-term sustainable shareholder returns.

Prudential’s priority is to continue our focus on delivering a strong financial performance through delivering great products and services to our customers, while also ensuring that we continue to develop our capabilities to capture the significant, long-term growth opportunities available to us. We remain confident of being able to deliver strong, sustainable, profitable growth while delivering quality products and services to a large and rapidly growing customer base.

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2015, there were no unendorsed standards effective for the period ended 30 June 2015 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the period ended 30 June 2015 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions.

Prudential’s critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group’s assets and liabilities are further discussed in Item 5, “Operating and Financial Review and Prospects – IFRS Critical Accounting Policies” of the Group’s 2014 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

•	Classification of insurance and investment contracts;

•	Measurement of policyholder liabilities;

•	Measurement of deferred acquisition costs;

•	Determination of fair value of financial investments; and

•	Determining impairment related to financial assets.

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the periods indicated.

	2015 £m	2014 £m
	Half year	Half year
Total revenue, net of reinsurance	25,279	30,627
Total charges, net of reinsurance	(23,317)	(29,066)
Share of profits from joint ventures and associates, net of related tax	122	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	2,084	1,708
Less tax charge attributable to policyholders’ returns	(202)	(284)
Profit before tax attributable to shareholders	1,882	1,424
Total tax charge attributable to policyholders and shareholders	(646)	(563)
Adjustment to remove tax charge attributable to policyholders’ returns	202	284
Tax charge attributable to shareholders’ returns	(444)	(279)
Profit for the period	1,438	1,145
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as ‘with-profits’ and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential’s unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to Prudential’s UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder

Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

Profit for half year 2015 after tax was £1,438 million compared to a profit of £1,145 million in the first half of 2014. The increase primarily reflects the movement in results before tax attributable to shareholders, which increased from a profit before tax of £1,424 million in half year 2014 to a profit of £1,882 million in half of 2015, partially offset by an increase in the tax charge attributable to shareholders’ returns from £279 million in half year 2014 to £444 million in half year 2015.

The increase in the total profit before tax attributable to shareholders from £1,424 million in half year 2014 to £1,882 million in half year 2015 reflects an improvement in operating profit based on longer-term investment returns from £1,521 million in half year 2014 to £1,881 million in half year 2015 and a favourable change in non-operating items of £98 million from negative £97 million to positive £1 million. The increase of £360 million or 24 per cent increase in operating profit based on longer-term investment returns includes a positive impact of exchange translation of £80 million. Excluding the currency volatility, on a CER basis, the Group operating profit based on longer term investment returns increased by £280 million or 17 per cent to £1,881 million. This improvement in profitability was broad-based, with all our principal business operations in Asia, the US, UK Life and M&G reporting higher operating profit.

The improvement in non-operating items of £98 million is primarily due to the favourable change in short-term fluctuations in investment returns from negative £45 million in half year 2014 to positive £86 million in half year 2015. This favourable change in regular non-operating items in half year 2015 was partially offset by the cumulative exchange loss of £46 million in respect of the Japan Life business recycled from other comprehensive income, upon completion of its sale in February 2015.

During the first half of 2015, investment markets have seen on-going volatility, although overall movements in both equity and bond markets have been modest. As a result, the impact of short-term market driven effects non-operating results in the first half of 2015 has been relatively muted.

The half year 2015 effective rate of tax on the total IFRS profit was 24 per cent (half year 2014: 20 per cent) reflecting larger contribution to the total profit from Jackson which attracts a higher rate of tax.

b)    Summary by business segment and geographical region

Prudential’s operating segments, as determined under IFRS 8, are insurance operations split by geographic regions in which it conducts business, which are Asia, the US and the UK, and asset management operations split into M&G, which is Prudential’s UK and European asset management business, Prudential Capital, which undertakes treasury functions for the Group, Eastspring Investments, which is the Asia asset management business, and the US broker-dealer and asset management business (including Curian).

The following table shows Prudential’s IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential’s consolidated accounts.

	2015 £m
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	379	761	282	-	1,422
Asset management*	50	8	205	-	263
Total profit attributable to the segments	429	769	487	-	1,685
Unallocated corporate	-	-	-	(247)	(247)
Total profit (loss) for the period	429	769	487	(247)	1,438

	2014 £m (AER)
	Half year
	Asia	US	UK†	Unallocated corporate**	Total
Insurance operations	514	313	369	-	1,196
Asset management*	36	(5)	204	-	235
Total profit attributable to the segments	550	308	573	-	1,431
Unallocated corporate	-	-	-	(286)	(286)
Total profit (loss) for the period	550	308	573	(286)	1,145
*	For the US, including the broker dealer business and Curian.
**	Representing principally central operations.
†	In order to show the UK long-term business on a comparable basis, the half year 2014 comparable results of UK insurance operations exclude the contribution from the sold PruHealth and PruProtect business.

Profit from insurance operations

Total profit from insurance operations in half year 2015 was £1,422 million compared to a profit of £1,196 million in half year 2014. All of the profits from insurance operations in the half years 2015 and 2014 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	2015 £m	2014 £m
	Half year	Half year
Profit before shareholder tax	1,851	1,481
Shareholder tax	(429)	(285)
Profit after tax	1,422	1,196

The increase of £370 million in profit before tax attributable to shareholders in half year 2015 compared to half year 2014 primarily comprises an increase of £314 million in operating profit based on longer-term investment returns of the insurance operations to £1,861 million, combined with a positive change of £56 million in the non-operating items to negative £10 million. This increase reflects the growth in life insurance business in Asia, higher fee income from US and a higher contribution from UK retail.

The improvement in non-operating items is predominantly due to the favourable change in short-term fluctuations in investment returns from negative £14 million in half year 2014 to positive £75 million in half year 2015. This was offset by a recycled £46 million cumulative exchange loss related to the sale of Japan Life business (as described above) and the £39 million amortisation of acquisition accounting adjustments (half year 2014: £52 million including the £8 million costs of the domestication of the Hong Kong branch).

The effective shareholder tax rate on profits from insurance operations increased from 19 per cent in half year 2014 to 23 per cent in half year 2015. The movement principally reflects a larger contribution to the total profit from Jackson which attracts a higher rate of tax offset by reductions in the estimates of prior periods’ liabilities.

In order to understand how Prudential’s results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

For Asia operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Taiwan and until the sale of the Japan Life business in 2015, Japan. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under ‘United Kingdom – Basis of profits’ below.

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations from half year 2014 to half year 2015:

	2015 £m	2014 £m
	Half year	Half year
Profit before shareholder tax	467	598
Shareholder tax	(88)	(84)
Profit after tax	379	514

The decrease of £131 million from the profit before tax attributable to shareholders in half year 2014 of £598 million to a profit of £467 million in half year 2015 primarily reflects an increase of £91 million in operating profit based on longer-term investment returns and an adverse change in non-operating items of £222 million. The increase of £91 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £14 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer term investment returns was up 15 per cent or £77 million on a CER basis driven by the increasing scale of the in-force portfolio and our regular premium health and protection oriented product focus.

The change from a non-operating profit of £115 million in half year 2014 to a non-operating loss of £107 million in half year 2015 arises from adverse changes in the short-term fluctuations in investment returns of £176 million and a recycled £46 million cumulative exchange loss related to the sale of Japan Life business in half year 2015 (as described above). The negative short-term fluctuations in investment returns primarily reflect net unrealised losses on fixed income securities following rises in bond yields across most countries in the region during the period.

The effective shareholder tax rate changed from 14 per cent in half year 2014 to 19 per cent in half year 2015 reflecting a larger contribution to the total profit from higher tax jurisdictions.

United States

Basis of profits

The underlying profit on Jackson’s business arises predominantly from fee income on variable annuity business, spread income from interest-sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the results in any period include the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profits arising from US insurance operations from half year 2014 to half year 2015:

	2015 £m	2014 £m
	Half year	Half year
Profit before shareholder tax	1,027	420
Shareholder tax	(266)	(107)
Profit after tax	761	313

The £607 million increase in profit before tax attributable to shareholders in half year 2015 compared to the same period in 2014, comprised an increase of £148 million in operating profit based on longer-term investment returns and a change from a non-operating loss in the first half of 2014 to a non-operating profit in the first half of 2015, representing an improvement of £459 million. The increase of £148 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £65 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment returns in half year 2015 on a CER basis compared to half year 2014 is £83 million or 11 per cent, primarily as a result of an increase in fee income reflecting growth in average separate account assets.

The improvement in the non-operating result is mainly due to a favourable change in short-term fluctuations in investment returns of £454 million, resulting in a change from a loss of £226 million in half year 2014 to a gain of £228 million in half year 2015. There is also a £5 million reduction in the loss generated by other non-operating items. Short-term fluctuations in investment returns mainly represent the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. The positive movement in half year 2015 was primarily attributable to the net favourable movement in guarantee reserves relative to the hedge instruments, due to the impact of higher interest rates on the accounting reserves.

The effective tax rate on profits from US operations increased from 25 per cent in half year 2014 to 26 per cent in half year 2015 due to a reduction in the effect of the deduction for portfolio dividends received for Variable Annuity business partly offset by reductions in the estimates of prior periods’ liabilities.

United Kingdom

Basis of profits

Prudential’s results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its shareholder backed annuity and other businesses.

For Prudential’s UK insurance operations, the primary annual contribution to shareholders’ profit comes from its with-profits products. With-profits products are designed to provide policyholders with smooth investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The results of the UK shareholder-backed annuity business reflect the inclusion of investment returns including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B4 to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profits arising from UK insurance operations from half year 2014 to half year 2015:

	2015 £m	2014 £m
	Half year	Half year
Profit before shareholder tax	357	463
Shareholder tax	(75)	(94)
Profit after tax	282	369

The decrease in profit before tax attributable to shareholders of £106 million to £357 million in half year 2015 primarily comprises an increase of £75 million in operating profit based on longer-term investment returns (2015: £453 million, 2014: £378 million), combined with an adverse period-on-period movement in the short-term fluctuations in investment returns for shareholder-backed business of £189 million and a favourable £8 million impact from the variation of other non-operating items. The increase in operating profit based on longer-term investment returns was driven by our focused approach to new business and active management to unlock in-force value in our business.

The negative short-term fluctuations of £96 million in the UK include net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business.

The effective shareholder tax rate on profits from UK insurance operations for half year 2015 of 21 per cent compares with an effective tax rate of 20 per cent in half year 2014, with the movement principally reflecting the benefit in half year 2014 of the recognition of losses from prior periods for which the benefit had not previously been taken.

Profit from asset management

The following table shows the movement in profits from asset management from half year 2014 to half year 2015:

	2015 £m	2014 £m
	Half year	Half year
Profit before shareholder tax	322	292
Shareholder tax	(59)	(57)
Profit after tax	263	235

Total profit from asset management increased from £235 million in half year 2014 to £263 million in half year 2015.

The £30 million increase in profit before tax attributable to shareholders in half year 2015 mainly reflects the profit increases contributed by M&G and Eastspring Investments.

The £32 million increase in profit before tax attributable to shareholders for M&G was principally driven by higher average levels of funds under management, following the recent period of strong net inflows and positive market movements.

The £16 million increase in profit before tax attributable to shareholders for Eastspring Investments reflects the growth in funds under management, driven by record levels of net inflows particularly from the retail sector into equity funds and the positive impact of market appreciation.

The effective tax rate on profits from asset management operations decreased from 20 per cent in half year 2014 to 18 per cent in half year 2015, principally reflecting the reductions in the UK corporation tax rate.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result from half year 2014 to half year 2015:

	2015 £m	2014 £m
	Half year	Half year
Loss before shareholder tax	(291)	(349)
Shareholder tax	44	63
Loss after tax	(247)	(286)

Total charges net of tax for unallocated corporate activity decreased by £39 million from £286 million in half year 2014 to £247 million in half year 2015.

The loss before shareholder tax decreased by £58 million from £349 million at half year 2014 to £291 million at half year 2015. Net other expenditure (including restructuring and Solvency II implementation costs) decreased by £4 million from £312 million in half year 2014 to £308 million in half year 2015. This decrease was combined with a favourable change of £54 million in short-term fluctuations in investment returns from a loss of £37 million in half year 2014 to a gain of £17 million in half year 2015.

The effective tax rate on unallocated corporate result changed from 18 per cent at half year 2014 to 14 per cent at half year 2015, representing the reduction in the UK corporation tax rate and the release of provisions against uncertain tax liabilities following the agreement of the tax position with local tax authorities.

c)	Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

Prudential uses a performance measure of operating profit based on longer-term investment returns. The Company believes that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group’s results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (GEC), which is Prudential’s chief operating decision maker.

An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential’s other components. An operating segment’s operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by Prudential reflect the organisation structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). Prudential’s operating segments determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management (including Curian)
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G. The change to present Prudential Capital as a separate reportable segment is reflected in our unaudited condensed consolidated financial statements and has been applied retrospectively.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns;
–	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
–	The recycling of the cumulative exchange translation loss on the sold Japan Life business from other comprehensive income to the income statement in 2015. See note D1 to the unaudited condensed consolidated financial statements for further details; and
–	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment return for investment and liability movements

(a)	General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit linked business

The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

(v)	Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
–	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 30 June 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £478 million (half year 2014: net gain of £427 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)	Asia insurance operations

(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also included in IFRS total profit) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £831 million as at 30 June 2015 (half year 2014: £664 million). The expected long-term rates of return applied in the periods 2015 and 2014 ranged from 2.26 per cent to 13.00 per cent with the rates applied varying by territory. These rates reflect expectations of long-term real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a basis similar to that used for the other Asia insurance operations described above.

(c)	US insurance operations

(i)	Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii) to the unaudited condensed consolidated financial statements:

–	Fair value movements for equity-based derivatives;
–	Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
–	Movements in accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
–	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)	Other derivative value movements

The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the unaudited condensed consolidated financial statements.

Equity-type securities

As at 30 June 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,087 million (half year 2014: £1,071 million). For these operations, the longer-term rates of return for income and capital applied in 2015 and 2014, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2015	2014
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.4%	6.5% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.4%	8.5% to 8.7%

(d)	UK Insurance operations

(i)	Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and the Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–	Credit experience compared to assumptions; and
–	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

A reconciliation of profit before tax (including tax attributable to policyholders’ returns) to profit before tax attributable to shareholders and profit for the period is shown below.

For comparison, the table below presents the 2014 half year results on both actual exchange rates (AER) and, so as to eliminate the impact of exchange translation, the constant exchange rates (CER) bases.

	Actual Exchange Rate		Constant Exchange Rate
	2015 £m	2014 £m	2014 £m
	Half year	Half year	Half year
Operating profit before tax
Long-term business:(note (ii))
Asia	576	484	498
US	834	686	751
UK*	436	366	366
Asia development expenses	(2)	(1)	(1)
Long-term business operating profit	1,844	1,535	1,614
UK general insurance commission(note (iii))	17	12	12
Asset management business:
M&G	251	227	227
Prudential Capital	7	22	22
Eastspring Investments	58	42	43
US broker-dealer and asset management	12	(5)	(5)
	2,189	1,833	1,913
Other income and expenditure	(283)	(305)	(305)
Solvency II implementation costs	(17)	(11)	(11)
Restructuring costs(note (iv))	(8)	(4)	(4)
Results of sold PruHealth and PruProtect businesses*	-	8	8
Total IFRS basis operating profit based on longer-term investment returns(note (i))	1,881	1,521	1,601
Short-term fluctuations in investment returns:(note (v))
Insurance operations	75	(14)	(26)
Other operations	11	(31)	(31)
Total short-term fluctuations in investment returns	86	(45)	(57)
Amortisation of acquisition accounting adjustments	(39)	(44)	(48)
Cummulative exchange loss on the sold Japan Life business recycled from other comprehensive income	(46)	-	-
Cost of domestication of the Hong Kong branch	-	(8)	(8)
Profit before tax attributable to shareholders	1,882	1,424	1,488
Tax charge attributable to shareholders’ returns	(444)	(279)	(293)
Profit for the period attributable to equity holders of Prudential	1,438	1,145	1,195
*	In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect business.

Notes

(i)	Operating profit based on longer-term investment returns.

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section (c) “Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” above.

(ii)	Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B4 to the unaudited condensed consolidated interim financial statements.

(iii)	UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates in 2016.

(iv)	Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(v)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2015 £m	2014 £m
	Half year	Half year
Insurance operations:
Asia	(57)	119
US	228	(226)
UK	(96)	93
Other operations	11	(31)
Total	86	(45)
Further details on the short-term fluctuations in investment returns are provided below under ‘Charge for short-term fluctuations in investment returns’ and also in note B1.2 to the unaudited condensed consolidated interim financial statements.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit by segment

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
Half year 2015	UK	US	Asia	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	453	834	574	251	7	12	58	2,189	(308)	1,881
Short-term fluctuations in investment returns on shareholder backed business	(96)	228	(57)	6	(12)	-	-	69	17	86
Amortisation of acquisition accounting adjustment	-	(35)	(4)	-	-	-	-	(39)	-	(39)
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	-	-	(46)	-	-	-	-	(46)	-	(46)
Profit before tax attributable to shareholders	357	1,027	467	257	(5)	12	58	2,173	(291)	1,882
Tax attributable to shareholders										(444)
Profit for the period										1,438

	Insurance operations			Asset management
Half year 2014 (AER)	UK*	US	Asia	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	378	686	483	227	22	(5)	42	1,833	(312)	1,521
Short-term fluctuations in investment returns on shareholder backed business	93	(226)	119	8	(2)	-	-	(8)	(37)	(45)
Amortisation of acquisition accounting adjustment	-	(40)	(4)	-	-	-	-	(44)	-	(44)
Cost of domestication of Hong Kong branch	(8)	-	-	-	-	-	-	(8)	-	(8)
Profit before tax attributable to shareholders	463	420	598	235	20	(5)	42	1,773	(349)	1,424
Tax attributable to shareholders										(279)
Profit for the period										1,145

	Insurance operations			Asset management
Half year 2014 (CER)	UK*	US	Asia	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	378	751	497	227	22	(5)	43	1,913	(312)	1,601
Short-term fluctuations in investment returns on shareholder backed business	93	(248)	129	8	(2)	-	-	(20)	(37)	(57)
Amortisation of acquisition accounting adjustment	-	(44)	(4)	-	-	-	-	(48)	-	(48)
Cost of domestication of Hong Kong branch	(8)	-	-	-	-	-	-	(8)	-	(8)
Profit before tax attributable to shareholders	463	459	622	235	20	(5)	43	1,837	(349)	1,488
Tax attributable to shareholders										(293)
Profit for the period										1,195

*	In order to show the UK long-term business on a comparable basis, the half year 2014 comparative result of UK insurance operations exclude the contribution from the sold PruHealth and PruProtect business.

IFRS operating profit based on longer-term investment returns

Consistent with the explanations made in the currency volatility section above, comparison of the 2015 and 2014 half year performance is partially affected by the movements in the average exchange rates used to translate the results of our overseas operations into sterling. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on half year 2015 compared to half year 2014 discussions below, every time we comment on the performance of our businesses, we provide their performance measured on the constant exchange rates basis unless otherwise stated. Growth rates based on actual exchange rates are also shown in the tables presented above.

In the first half of 2015 Prudential reported strong performance in our ‘growth and cash’ metrics including our IFRS operating profit based on longer-term investment returns.

Total IFRS operating profit based on longer-term investment returns increased by 17 per cent in the first half of 2015 to £1,881 million (24 per cent on an AER basis). The improvement in profitability was broad-based, with all of our principal business operations in Asia, the US, UK Life and M&G reporting higher operating profit.

Insurance operations

Taken together, IFRS operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 14 per cent10 to £1,861 million (20 per cent on an AER basis). This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are described in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential earns premiums.

IFRS operating profit based on longer-term investment returns from our portfolio of life insurance operations in Asia was up 15 per cent to £574 million (19 per cent on an AER basis), driven by the increasing scale of the in-force business and our regular premium health and protection oriented product focus. We continue to see strong profit growth in Indonesia, up 21 per cent and in Hong Kong, up 23 per cent, reflecting the benefit of sales growth over recent years on the size of the in-force portfolio and increased levels of protection business. The combined contribution of the smaller South-east Asia operations of the Philippines, Thailand and Vietnam increased 26 per cent to £87 million. Insurance margin remains the key driver of growth at a regional level, up 20 per cent, reflecting Asia’s ongoing success in achieving high levels of health and protection penetration, in line with our strategic preference for high return, fast payback business.

In the US, IFRS operating profit based on longer-term investment returns increased by 11 per cent to £834 million (22 per cent on an AER basis), primarily as a result of a 15 per cent increase in fee income, which is Jackson’s main source of income. The uplift in fee income reflects the growth in average separate account assets from £74.5 billion in the first half of 2014 to £86.3 billion in the first half of 2015, representing an increase of 16 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and positive market movements. Spread profits declined by 6 per cent as the ongoing lower interest rate environment continues to compress margin on our US fixed and indexed annuity business.

UK insurance operations’ IFRS operating profit based on longer-term investment returns was 20 per cent higher than the first half of 2014 at £453 million (2014: £378 million10). New annuity business contributed £66 million (2014: £85 million) to IFRS earnings, including £49 million (2014: £60 million) from bulk transactions completed in the period. Active management of our in-force business generated £370 million (2014: £281 million), including a £61 million (2014: nil) benefit from a longevity reinsurance transaction.

Asset management business

Our asset management businesses, M&G and Eastspring collectively contributed IFRS operating profit based on longer-term investment returns of £309 million, a 14 per cent increase over the first half of 2014 (15 per cent on an AER basis). Similar to the trend observed in our life operations, growth in asset management operating profit primarily reflects the increased scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

M&G’s IFRS operating profit based on longer-term investment returns increased 11 per cent to £251 million (2014: £227 million), primarily reflecting a 14 per cent rise in underlying profit11 to £243 million (2014: £214 million). The increase in underlying profit11 was principally driven by higher average levels of funds under management, following the recent period of strong net inflows and positive market movements. While institutional net inflows remained robust at £1.0 billion, M&G experienced sizeable outflows in the second quarter, bringing the total net

[10]	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results for UK insurance operations have been adjusted to exclude results of those businesses.
[11]	Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.

outflows for the first six months of 2015 to £3.4 billion. As these are driven by consumer sentiment moving away from fixed income funds, the trend is expected to persist in the second half of the year, dampening profits. M&G maintained an average asset management fee margin of 38 basis points and with operating costs unchanged, the underlying cost income ratio improved to 51 per cent (2014: 54 per cent). As in previous years, we expect the cost income ratio to increase by the end of 2015 as M&G’s cost run rate is typically higher over the second half of the year.

Our Asia asset management business, Eastspring Investments, has also benefited from growth in funds under management, with IFRS operating profit based on longer-term investment returns higher by 35 per cent at £58 million (38 per cent on an AER basis). Average funds under management increased by 31 per cent to £81.6 billion compared to the first half of 2014, driven by record levels of net inflows particularly from the retail sector into equity funds and the positive impact of market appreciation. Higher operating income outpaced the increase in operating costs, producing an improved cost income ratio of 58 per cent (2014: 59 per cent). External funds now account for 42 per cent of Eastspring’s total funds under management (2014: 38 per cent).

In the US, our asset management businesses, PPM America and Curian, together with our broker-dealer network, National Planning Holdings, collectively generated IFRS operating profit based on longer-term investment returns of £12 million (2014: loss of £5 million on both a CER and AER basis).

Prudential Capital produced IFRS operating profit based on longer-term investment returns of £7 million in the first half of 2015 (2014: £22 million) reflecting a reduction in assets managed.

Unallocated corporate result

Unallocated operating loss based on longer-term investment returns for half year 2015 of £308 million comprised a charge for other income and expenditure of £283 million, Solvency II implementation costs of £17 million and restructuring costs of £8 million.

Unallocated operating loss based on longer-term investment returns for half year of 2014 of £312 million comprised a charge for other income and expenditure of £305 million, Solvency II implementation costs of £11 million, restructuring costs of £4 million and a profit of £8 million for the results of the PruHealth and PruProtect businesses sold in 2014.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the period.

iv	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi	Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iii) at the end of this section.

	Half year 2015 £m
	Asia	US	UK	Total	Average liability	Margin bps
			note (v)		note (iv)	note(ii)
Spread income	65	372	137	574	72,890	157
Fee income	86	832	33	951	125,581	151
With-profits	21	-	133	154	106,205	29
Insurance margin	387	383	87	857
Margin on revenues	832	-	88	920
Expenses:
Acquisition costsnote (i)	(573)	(479)	(43)	(1,095)	2,733	(40)%
Administration expenses	(355)	(408)	(66)	(829)	206,167	(80)
DAC adjustmentsnote (vi)	78	114	-	192
Expected return on shareholder assets	33	20	67	120
Long-term business operating profit	574	834	436	1,844

See notes at the end of this section.

	Half year 2014 AER £m
	Asia	US	UK	Total	Average liability	Margin bps
			note (v)		note (iv)	note (ii)
Spread income	62	364	131	557	64,741	172
Fee income	74	658	32	764	106,052	144
With-profits	15	-	135	150	98,046	31
Insurance margin	314	328	30	672
Margin on revenues	724	-	84	808
Expenses:
Acquisition costsnote (i)	(473)	(477)	(50)	(1,000)	2,286	(44)%
Administration expenses	(304)	(333)	(64)	(701)	178,649	(78)
DAC adjustmentsnote (vi)	40	135	(6)	169
Expected return on shareholder assets	31	11	74	116
Long-term business operating profit	483	686	366	1,535

See notes at the end of this section.

	Half year 2014 CER £m note (iii)
					Average	Margin
	Asia	US	UK	Total	liability	bps
			note (v)		note (iv)	note (ii)
Spread income	65	398	131	594	67,672	176
Fee income	76	721	32	829	112,561	147
With-profits	16	-	135	151	98,560	31
Insurance margin	323	360	30	713
Margin on revenues	746	-	84	830
Expenses:
Acquisition costsnote (i)	(488)	(523)	(50)	(1,061)	2,415	(44)%
Administration expenses	(316)	(365)	(64)	(745)	188,814	(79)
DAC adjustmentsnote (vi)	43	147	(6)	184
Expected return on shareholder assets	32	13	74	119
Long-term business operating profit	497	751	366	1,614

See notes at the end of this section.

In the first half of 2015, alongside growing our overall level of life operating profit we continued to focus on improving its quality. We achieved this by maintaining our bias for sources of income such as insurance margin and fee income, ahead of spread income: insurance margin because it is relatively insensitive to the equity and interest rate cycle and fee income because it is capital efficient. Our strategic emphasis on growth in risk products such as health and protection, was reflected in a 20 per cent increase in insurance margin (28 per cent on an AER basis), while fee income was up 15 per cent (24 per cent on an AER basis) primarily as a result of the growth in the level of assets that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income was 3 per cent lower (up 3 per cent on an AER basis) mainly due to lower spread margin in our US fixed annuity business. The fact that insurance margin and fee income generated a higher and growing proportion of our overall income represents a healthy evolution in the quality, resilience and balance of our earnings. Our share of returns from with-profits operations was in line with 2014, providing a stable and reliable source of income for both shareholders and customers invested in these funds.

The costs we have incurred in writing new business and in administering the in-force life businesses also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

Margin analysis of long-term insurance business – Asia

				Asia
	Half year 2015			Half year 2014 AER			Half year 2014 CER
							note (iii)
		Average			Average			Average
		Liability	Margin		Liability	Margin		Liability	Margin
	Profit	note (iv)	note (ii)	Profit	note (iv)	note (ii)	Profit	note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	65	10,514	124	62	8,472	146	65	8,785	148
Fee income	86	16,342	105	74	14,204	104	76	14,377	106
With-profits	21	16,778	25	15	13,653	22	16	14,167	23
Insurance margin	387			314			323
Margin on revenues	832			724			746
Expenses:
Acquisition costsnote (i)	(573)	1,366	(42)%	(473)	996	(47)%	(488)	1,042	(47)%
Administration expenses	(355)	26,856	(264)	(304)	22,676	(268)	(316)	23,162	(273)
DAC adjustmentsnote (vi)	78			40			43
Expected return on shareholder assets	33			31			32
Operating profit	574			483			497

See notes at the end of this section.

Analysis of Asia operating profit drivers

•	On a constant exchange rate basis, spread income has remained in line with the prior year. The margin has declined from 148 basis points in half year 2014 to 124 basis points in half year 2015 due to a change in product and country mix, caused in part by the cessation of sales of Universal Life products in Singapore.
•	Fee income has increased by 13 per cent at constant exchange rates (AER 16 per cent), broadly in line with the increase in movement in average unit-linked liabilities.
•	On a constant exchange rate basis, insurance margin has increased by 20 per cent to £387 million in half year 2015 (AER 23 per cent) primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
•	Margin on revenue has increased by £86 million on a constant exchange rate basis from £746 million in half year 2014 to £832 million in half year 2015 primarily reflecting higher premium income recognised in the period.
•	Acquisition costs have increased by 17 per cent at constant exchange rates (AER 21 per cent) in half year 2015, compared to the 31 per cent increase in APE sales (AER 37 percent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (half year 2014: 67 per cent at CER), the small decrease being the result of product and country mix.
•	Administration expenses have increased by 12 per cent at constant exchange rates (AER 17 per cent increase) in half year 2015 as the business continues to expand. On constant exchange rates, the administration expense ratio has reduced from 273 basis points in half year 2014 to 264 basis points in half year 2015.

Margin analysis of long-term insurance business – US

				US
	Half year 2015			Half year 2014 AER			Half year 2014 CER
							note (iii)
		Average		Profit	Average		Profit	Average
	Profit	Liability	Margin		Liability	Margin		Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	372	30,515	244	364	28,207	258	398	30,825	258
Fee income	832	86,267	193	658	68,177	193	721	74,513	193
Insurance margin	383			328			360
Expenses
Acquisition costsnote (i)	(479)	857	(56)%	(477)	871	(55)%	(523)	954	(55)%
Administration expenses	(408)	124,478	(66)	(333)	104,240	(64)	(365)	113,919	(64)
DAC adjustments	114			135			147
Expected return on shareholder assets	20			11			13
Operating profit	834			686			751

See notes at the end of this section.

Analysis of US operating profit drivers:

•	Spread income has decreased by 6 per cent at constant exchange rates (AER increased by 2 per cent) to £372 million in the first half of 2015. The reported spread margin decreased to 244 basis points from 258 basis points in the first half of 2014, primarily due to lower investment yields, reflecting the lower interest rate environment. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 167 basis points (half year 2014 CER: 188 basis points).
•	Fee income has increased by 15 per cent at constant exchange rates (AER 26 per cent) to £832 million during the first half of 2015, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and market appreciation. Fee income margin has remained consistent with the prior year at 193 basis points (half year 2014 CER: 193 basis points).
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £383 million in the first half of 2015 compared to £360 million at constant exchange rates at half year 2014, due primarily to higher fee income from variable annuity guarantees following positive net flows in recent periods into variable annuity business with guarantees.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 8 per cent at constant exchange rates broadly in line with the decline in sales. As a percentage of APE, acquisition costs have remained relatively flat in comparison to the first half of 2014 at 56 per cent.
•	Administration expenses increased to £408 million during the first half of 2015, compared to £365 million for the first half of 2014 at a constant exchange rate (AER £333 million), primarily as a result of higher asset-based commissions paid on the larger 2015 separate account balance subject to these trail commissions. These are paid upon policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be slightly lower than in 2014 at 36 basis points (first half of 2014: 37 basis points at CER and AER).
•	DAC adjustments decreased to £114 million during the first half of 2015, compared to £147 million at a constant exchange rate (AER £135 million) during the first half of 2014, primarily due to a decline in DAC deferrals due to the reduced sales in 2015.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2015 £m				Half year 2014 AER £m				Half year 2014 CER £m
									note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,199			1,199	1,028			1,028	1,127			1,127
Less new business strain		(479)	369	(110)		(477)	374	(103)		(523)	409	(114)
Other DAC adjustments-amortisation of previously deferred acquisition costs:
Normal			(275)	(275)			(249)	(249)			(273)	(273)
Deceleration			20	20			10	10			11	11
Total	1,199	(479)	114	834	1,028	(477)	135	686	1,127	(523)	147	751

Margin analysis of long-term insurance business – UK

	UK
	Half year 2015			Half year 2014 note (v)
	Profit	Average Liability	Margin	Profit	Average Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	137	31,861	86	131	28,062	93
Fee income	33	22,972	29	32	23,671	27
With-profits	133	89,427	30	135	84,393	32
Insurance margin	87			30
Margin on revenues	88			84
Expenses:
Acquisition costsnote (i)	(43)	510	(8)%	(50)	419	(12)%
Administration expenses	(66)	54,833	(24)	(64)	51,733	(25)
DAC adjustments	-			(6)
Expected return on shareholders’ assets	67			74
Operating profit	436			366

Analysis of UK operating profit drivers:

•	The adverse effect on spread income from lower new retail and bulk annuity sales has been offset by profits from the in-force business, so that overall spread income has increased from £131 million in half year 2014 to £137 million in half year 2015.
•	Insurance margin has increased from £30 million in half year 2014 to £87 million in half year 2015 due to a £61 million profit from an outward longevity reassurance transaction entered into in the first half of 2015.
•	Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. The half year 2015 margin remained stable at £88 million compared with the £84 million reported for half year 2014.
•	Acquisition costs as a percentage of new business sales for half year 2015 decreased to 8 per cent from 12 per cent. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder–backed new business sales and excluding the bulk annuity transactions, were 37 per cent in half year 2015 (half year 2014: 35 per cent).

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.
(ii)	Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(iii)	The half year 2014 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates.
(iv)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month end balances throughout the period as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v)	In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.
(vi)	The DAC adjustment contains £16 million in respect of joint ventures in half year 2015 (half year 2014: £2 million).

Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2014 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2015 £m	2014 £m		%
	Half year	AER Half year	CER Half year	Half year 2015 vs half year 2014 AER	Half year 2015 vs half year 2014 CER
Hong Kong	69	51	56	35%	23%
Indonesia	167	139	138	20%	21%
Malaysia	61	61	59	0%	3%
Philippines	14	11	12	27%	17%
Singapore	105	99	101	6%	4%
Thailand	39	25	27	56%	44%
Vietnam	34	27	30	26%	13%
SE Asia Operations inc. Hong Kong	489	413	423	18%	16%
China	12	8	9	50%	33%
India	22	24	25	(8)%	(12)%
Korea	19	17	18	12%	6%
Taiwan	8	7	7	14%	14%
Other	(3)	(4)	(4)	25%	25%
Non-recurrent itemsnote (ii)	29	19	20	53%	45%
Total insurance operationsnote (i)	576	484	498	19%	16%
Development expenses	(2)	(1)	(1)	(100)%	(100)%
Total long-term business operating profit	574	483	497	19%	15%
Eastspring Investments	58	42	43	38%	35%
Total Asia operations	632	525	540	20%	17%

Notes
(i)	Analysis of operating profit between new and in-force business
The	result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2015 £m	2014 £m
	Half year	AER Half year	CER Half year
New business strain†	(33)	(19)	(20)
Business in force	580	484	498
Non-recurrent itemsnote (ii)	29	19	20
Total	576	484	498
†	The IFRS new business strain corresponds to approximately 2 per cent of new business APE sales for 2014 (half year 2014: approximately 2 per cent). APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £29 million in 2015 (half year 2014: £19 million) represent a small number of items none of which are individually significant that are not anticipated to re-occur in subsequent periods.

Analysis of asset management operating profit based on longer-term investment returns

	Half year 2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	491	149	47	175	862
Performance-related fees	1	2	-	-	3
Operating income(net of commission)note (i)	492	151	47	175	865
Operating expensenote (i)	(248)	(86)	(40)	(163)	(537)
Share of associate’s results	7	-	-	-	7
Group’s share of tax on joint ventures’ operating profit	-	(7)	-	-	(7)
Operating profit based on longer-term investment returns	251	58	7	12	328
Average funds under management	£260.1bn	£81.6bn
Margin based on operating income*	38bps	37bps
Cost / income ratio**	51%	58%

	Half year 2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	463	111	64	139	777
Performance-related fees	7	-	-	-	7
Operating income(net of commission)note (i)	470	111	64	139	784
Operating expensenote (i)	(249)	(65)	(42)	(144)	(500)
Share of associate’s results	6	-	-	-	6
Group’s share of tax on joint ventures’ operating profit	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	227	42	22	(5)	286
Average funds under management	£242.9bn	£62.4bn
Margin based on operating income*	38bps	36bps
Cost / income ratio**	54%	59%

Notes

(i)	Operating income and expense includes the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 to the unaudited condensed consolidated interim financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.
(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2015	309	86	182	19	491	38	30 Jun 2015	93	63	56	23	149	37
30 Jun 2014	291	86	172	20	463	38	30 Jun 2014	65	62	46	22	111	36
*	Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

IFRS Short-term fluctuations in investment returns

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2015 the total short-term fluctuations in investment returns relating to the life operations were positive £75 million, comprising negative £57 million for Asia, positive £228 million in the US and negative £96 million in the UK.

In Asia, negative short-term fluctuations of £57 million primarily reflect net unrealised losses on fixed income securities following rises in bond yields across most countries in the region during the period.

Short-term fluctuations in the US mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts variability in the accounting results. The positive short-term fluctuations of £228 million in 2015 were primarily attributable to the net favourable movement in guarantee reserves relative to the hedge instruments, due to the impact of higher interest rates on the accounting reserves.

Negative short-term fluctuations of £96 million in the UK include net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business.

Amortisation of acquisition accounting adjustments

The amortisation primarily comprises the difference between the yield on the acquired investments on purchase of REALIC in 2012 based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of in-force business acquired is also included.

IFRS Effective tax rates

In the first half of 2015, the effective tax rate on IFRS operating profit based on longer-term investment returns was 23 per cent (2014: 24 per cent) reflecting lower corporate tax rates in certain jurisdictions.

The effective tax rate on the total IFRS profit was 24 per cent in the first half of 2015 (2014: 20 per cent), reflecting a larger contribution to the total profit from Jackson which attracts a higher rate of tax.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £1,574 million remitted to tax authorities in the first half of 2015. This was higher than the equivalent amount of £1,151 million in the first half of 2014, reflecting increased profits.

	2015 £m				2014 £m
	Half year				Half year	Full year
	Corporation taxes	Other taxes	Taxes collected	Total	Total	Total
Taxes paid in:
Asia	87	36	41	164	157	338
US	214	22	225	461	288	615
UK	389	108	444	941	701	1,275
Other	3	2	3	8	5	9
Total tax paid	693	168	713	1,574	1,151	2,237

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities that it is obliged to collect from employees, customers and third parties which include taxes on sales, and those associated with employee and annuitant payrolls.

Earnings per share (EPS)

	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	57.0	45.2	26	47.4	20
Basic earnings per share based on total profit after tax	56.3	45.0	25	46.9	20

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the following periods.

	2015 £m	2014 £m
	Half year	Half year
Earned premiums, net of reinsurance	17,884	16,189
Investment return	6,110	13,379
Other income	1,285	1,059
Total revenue, net of reinsurance	25,279	30,627
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,618)	(25,549)
Acquisition costs and other expenditure	(4,505)	(3,336)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(148)	(170)
Disposal of Japan Life business:
Cumulative exchange loss recycled from other comprehensive income	(46)	-
Remeasurement adjustments	-	(11)
Total charges, net of reinsurance	(23,317)	(29,066)
Share of profits from joint ventures and associates, net of related tax	122	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	2,084	1,708
Less tax charge attributable to policyholders’ returns	(202)	(284)
Profit before tax attributable to shareholders	1,882	1,424
Total tax charge attributable to policyholders and shareholders	(646)	(563)
Adjustment to remove tax charge attributable to policyholders’ returns	202	284
Tax charge attributable to shareholders’ returns	(444)	(279)
Profit for the period attributable to equity holders of the Company	1,438	1,145
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Earned premiums

	2015 £m	2014 £m
	Half year	Half year
Asia operations*	5,124	4,312
US operations	8,426	8,322
UK operations*	4,334	3,555
Total	17,884	16,189
*	The Asia and UK premiums exclude intra-group transactions.

Earned premiums, net of reinsurance, for insurance operations totalled £17,884 million in half year 2015 compared to £16,189 million in half year 2014. The increase of £1,695 million for half year 2015 was driven by increases of £779 million in the UK operations, £104 million in the US operations and £812 million in the Asia operations.

a)	Asia

Earned premiums in Asia, net of reinsurance in half year 2015 were £5,124 million, an increase of 19 per cent compared to £4,312 million in half year 2014. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. Excluding the impact of exchange translation, earned premiums in Asia increased by 14 per cent compared to £4,494 million on a CER basis in half year 2014. The growth in Asia continues to be driven from our businesses in South-east Asia and Hong Kong.

The macro-economic environment remains broadly supportive with our markets generating some of the world’s highest GDP growth rates and having favourable demographic trends. While in some markets we are seeing local short-term challenges, particularly in Indonesia where the macro-economic outlook remains fragile, our pan-Asian platform across 12 life markets in the region and significant diversification by country, product and channel enables the delivery of a strong regional performance. Our priority remains the provision of products and services that meet the significant savings and financial protection needs of Asia’s rapidly growing middle classes while also delivering consistent shareholder returns across the economic cycle.

b)	United States

Earned premiums, net of reinsurance in the US slightly increased by 1 per cent from £8,322 million in half year 2014 to £8,426 million in half year 2015. Excluding the impact of exchange translation, earned premiums in the US decreased by 8 per cent compared to £9,118 million on a CER basis in half year 2014. The decrease is mainly due to lower sales of variable annuities in particular those with living benefits while the sales of Elite Access, our variable annuity without living benefits, were marginally higher than half year 2014. The period on period decrease in the sales of variable annuities reflects extremely high sales levels achieved in half year 2014 and continuing action to manage sales levels.

Fixed annuity sales also decreased compared to half year 2014, primarily as a result of the low interest rate environment while the fixed index annuity sales remained relatively flat.

Jackson’s strategy is unchanged. We continue to price new business on a conservative basis, targeting value over volume.

c)	United Kingdom

Earned premiums, net of reinsurance for UK operations, increased from £3,555 million in half year 2014 to £4,334 million in half year 2015, mainly due to our retail business that achieved strong sales performance despite the expected slowdown in individual annuity sales. The strong performance in the retail business was driven by the combination of the strength of our investment proposition and the expanding market for flexible retirement income and pensions products with a significant ongoing demand for our PruFund multi asset funds.

Two bulk annuity deals completed in first half of 2015 have contributed premiums amounting to £1,169 million as compared to four bulk annuity deals over the same period last year with premiums of £1,036 million.

Investment returns

	2015 £m	2014 £m
	Half year	Half year
Asia operations	634	2,144
US operations	2,054	4,344
UK operations	3,421	6,943
Unallocated corporate	1	(52)
Total	6,110	13,379

Investment returns, except in respect of Jackson’s debt securities, principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains) and losses on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are not reflected in investment returns but are recorded in other comprehensive income.

Allocation of investment returns between policyholders and shareholders

Investment returns are attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment returns included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment returns for each regional operation attributable to each type of business.

	2015 £m	2014 £m
	Half year	Half year
Asia operations
Policyholders’ returns
Assets backing unit-linked liabilities	415	639
With-profits business	53	1,063
	468	1,702
Shareholders’ returns	166	442
Total	634	2,144
US operations
Policyholders’ returns assets held to back (separate account) unit-linked liabilities	1,565	3,573
Shareholders’ returns	489	771
Total	2,054	4,344
UK operations
Policyholders’ returns
Scottish Amicable Insurance Fund (SAIF)	163	302
Assets held to back unit-linked liabilities	813	772
With-profits fund (excluding SAIF)	2,421	4,172
	3,397	5,246
Shareholders’ returns
Prudential Retirement Income Limited (PRIL)	(23)	1,190
Other business	47	507
	24	1,697
Total	3,421	6,943
Unallocated corporate
Shareholders’ returns	1	(52)
Group Total
Policyholders’ returns	5,430	10,521
Shareholders’ returns	680	2,858
Total	6,110	13,379

Policyholders’ Returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	Unit-linked business in the UK, Asia and Scottish Amicable Insurance Fund (SAIF) in the UK, for which the investment returns are wholly attributable to policyholders;
•	Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•	With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders’ profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholders’ returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders’ profit directly. However, for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment returns of the assets backing liabilities of the UK shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders’ investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general accounts (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately, reflecting Jackson’s types of business, an allocation is made to policyholders through the application of crediting rates.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)	debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential’s investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)	loans and receivables, which are carried at amortised cost.

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property mainly held by with-profits funds. In addition, for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)	Asia

The table below provides an analysis of investment returns attributable to Asia operations for the periods presented:

	2015 £m	2014 £m
	Half year	Half year
Interest/dividend income (including foreign exchange gains and losses)	522	478
Investment appreciation*	112	1,666
Total	634	2,144
*	Investment appreciation comprises net realised and unrealised gains and losses on the investments.

In Prudential’s Asia operations, equities and debt securities accounted for 43 per cent and 52 per cent, respectively of the total investment portfolio at 30 June 2015. The remaining 5 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2014, the total proportion of the investment portfolio invested in equities and debt securities was 43 per cent and 51 per cent respectively, with the remaining 6 per cent similarly invested in loans and deposits with credit institutions. In Asia, investment returns decreased from £2,144 million in half year 2014 to £634 million in half year 2015. This decrease in investment returns primarily reflects less favourable equity market movements in half year 2015 compared to half year 2014 and net unrealised losses on fixed income securities in half year 2015 following rises in bond yields across the region during the period.

b)	United States

The table below provides an analysis of investment returns attributable to US operations for the periods presented:

	2015 £m	2014 £m
	Half year	Half year
Investment returns of investments backing US separate account liabilities	1,565	3,573
Other investment returns	489	771
Total	2,054	4,344

In the US, investment returns decreased from £4,344 million in half year 2014 to £2,054 million in half year 2015. This £2,290 million unfavourable change arose from a decrease of £2,008 million in the investment returns on investments backing variable annuity separate account liabilities from a gain of £3,573 million in half year 2014 to £1,565 million in half year 2015 and a decrease in other investment returns from a gain of £771 million to a gain of £489 million. The primary driver for the decrease in investment returns on investments backing variable annuity separate account liabilities as compared to the same period in 2014 was the less favourable movement in the US equity markets in half year 2015 than that experienced in half year 2014. The decrease of £282 million in other investment returns reflects the value movements in derivatives held to manage interest rate and equity risk exposures as noted previously and as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements.

c)	United Kingdom

The table below provides an analysis of investment returns attributable to UK operations for the periods presented:

	2015 £m	2014 £m
	Half year	Half year
Interest/dividend income	3,640	3,398
Investment (depreciation) appreciation and other investment returns	(219)	3,545
Total	3,421	6,943

In Prudential’s UK operations, equities, debt securities and investment properties accounted for 29 per cent, 50 per cent and 8 per cent, respectively of the total investment portfolio at 30 June 2015. The remaining

13 per cent of the total investment portfolio at 30 June 2015 comprised loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. At 30 June 2015, the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2014. The decrease in investment appreciation and other investment returns from a gain of £3,545 million in half year 2014 to a loss of £219 million in half year 2015 primarily reflects negative valuation movement in fixed income assets following rising bond yields in the period.

d)	Unallocated corporate and intragroup elimination

The investment returns for unallocated corporate intragroup elimination increased by £53 million from a loss of £52 million in half year 2014 to a gain of £1 million in half year 2015 mainly due to foreign exchange gains. Foreign exchange gains increased by £44 million from a loss of £32 million in half year 2014 to a gain of £12 million in half year 2015.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2015 £m	2014 £m
	Half year	Half year
Asia operations	(4,022)	(4,906)
US operations	(8,443)	(11,644)
UK operations	(6,153)	(8,999)
Total	(18,618)	(25,549)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £18,618 million for half year 2015 (half year 2014: £25,549 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefits and claims and movement in unallocated surplus net of reinsurance of with-profits funds decreased to £18,618 million in half year 2015 compared to £25,549 million in half year 2014. The amounts of the period to period change attributable to each of the underlying reasons as stated above are shown below:

	2015 £m	2014 £m
	Half year	Half year
Claims incurred	(11,937)	(10,747)
Increase in policyholder liabilities	(6,302)	(13,846)
Movement in unallocated surplus of with-profits funds	(379)	(956)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(18,618)	(25,549)

The principal driver for variations in amounts allocated to policyholders is changes to investment returns reflected in the balance sheet measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)	Asia

In half year 2015, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £4,022 million, representing a decrease of £884 million compared to £4,906 million in half year 2014. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2015 £m	2014 £m
	Half year	Half year
Claims incurred	(2,314)	(1,936)
Increase in policyholder liabilities	(1,649)	(2,832)
Movement in unallocated surplus of with-profits funds	(59)	(138)
Benefits and claims and movement in unallocated surplus	(4,022)	(4,906)

The increase in claims incurred reflected the increased scale of the in-force Asia business over recent periods. The growth in policyholder liabilities reflected the increase due to the combined growth of new business and the in-force books in the region, offset by higher claims amounts as discussed above.

The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations’ with-profits policies also fluctuated with the investment performance of the funds.

b)	United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while, withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2015, the accounting charge for benefits and claims decreased by £3,201 million to £8,443 million compared to £11,644 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2015 £m	2014 £m
	Half year	Half year
Claims incurred	(4,963)	(4,050)
Increase in policyholder liabilities	(3,480)	(7,594)
Benefits and claims	(8,443)	(11,644)

The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pounds sterling at the average exchange rates for the relevant periods.

The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment returns on the assets backing the variable annuity separate account liabilities changed from £3,573 million in half year 2014 to £1,565 million in half year 2015 as shown in the section ‘Investment returns (b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(c) to the unaudited condensed consolidated interim financial statements. The net flows of the variable annuity separate account liabilities shown in that note for half year 2015 were £4,116 million as compared with £4,595 million for half year 2014.

c)	United Kingdom

The overall charge for benefits, claims and the transfer to unallocated surplus decreased from £8,999 million charge in half year 2014 to £6,153 million in half year 2015. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2015 £m	2014 £m
	Half year	Half year
Claims incurred	(4,660)	(4,761)
Decrease (increase) in policyholder liabilities:
SAIF	288	182
PRIL	(216)	(1,445)
Unit-linked and other non-participating business	(219)	(815)
With-profits (excluding SAIF)	(1,026)	(1,342)
	(1,173)	(3,420)
Movement in unallocated surplus of with-profits funds	(320)	(818)
Benefits and claims and movement in unallocated surplus	(6,153)	(8,999)

Claims incurred in the UK operations of £4,660 million in half year 2015 represented a decrease from the £4,761 million incurred in half year 2014.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the run off of the underlying liabilities. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For PRIL, the increases in policyholder liabilities arise principally from three factors, namely, (i) changes to the discount rate applied to projected future annuity payments; (ii) premium income and; (iii) changes to assumptions.

For unit-linked business, the variations in the increases in the related policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment returns of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

(a)	Investment returns included in full in the income statement and are attributable either to contracts or unallocated surplus.

(b)	Investment returns, to the extent attributable to contracts, directly affect asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment returns, to the extent attributable to unallocated surplus, form the majority part of the movement in such surplus in the income statement.

Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment returns, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

Prudential does not take into account the surplus assets of the long-term fund, or the investment returns, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with requirements concerning treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential’s ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	2015 £m	2014 £m
	Half year	Full year
Asia operations	(1,389)	(1,108)
US operations	(1,444)	(987)
UK operations	(1,713)	(1,277)
Unallocated corporate and intragroup elimination	41	36
Total	(4,505)	(3,336)

Total acquisition costs and other expenditure of £4,505 million in half year 2015 were 35 per cent higher than the £3,336 million incurred in half year 2014. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders are in respect of the funds managed on behalf of third parties which are consolidated but have no recourse to the Group and reflect the change in the overall returns in these funds in the period.

a)	Asia

Total acquisition costs and other expenditure for Asia in half year 2015 were £1,389 million representing an increase of £281 million compared to £1,108 million in half year 2014. This increase was primarily due to the effect of translating the Asia local currency amounts into pounds sterling at the average exchange rates for the relevant periods and increased costs as the business continues to expand.

b)	United States

Total acquisition costs and other expenditure for the US of £1,444 million in half year 2015 represented an increased cost of £457 million against the £987 million incurred in half year 2014. The period on period increase primarily reflected increases in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs of which a significant element is due to the amortisation attaching to the varying level of short-term fluctuations in investment returns in each period. In addition, operating expenses have also increased primarily as a result of higher asset based commissions paid on the large 2015 separate account balance.

c)	United Kingdom

Total acquisition costs and other expenditure for the UK increased by 34 per cent from £1,277 million in half year 2014 to £1,713 million in half year 2015. This increase arose primarily from the increase in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges increased by £417 million from £195 million in half year 2014 to £612 million in half year 2015.

d)	Unallocated corporate and intragroup elimination

Other net expenditure comprising a credit of £41 million in half year 2015 increased compared to the credit of £36 million in half year 2014. Other net expenditure comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses such as the asset management fees charged by the Group’s asset management businesses to the insurance operations.

IFRS Shareholders’ Funds and Shareholder-backed policyholder liabilities

Movement on shareholders’ funds

The following table sets forth a summary of the movement in Prudential’s shareholder funds for half year 2015 and half year 2014:

	IFRS
	2015 £m	2014 £m
	Half year	Half year
Profit after tax for the period	1,438	1,145
Exchange movements, net of related tax	(120)	(117)
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax	(388)	527
Dividends	(659)	(610)
Other	22	30
Net increase in shareholders’ funds	293	975
Shareholders’ funds at beginning of the period	11,811	9,650
Shareholders’ funds at end of the period	12,104	10,625
Shareholders’ value per share	471p	414p
Return on Shareholders’ funds*	25%	24%
*	Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

In the first half of 2015 UK sterling saw a modest appreciation relative to non-sterling currencies. With approximately 55 per cent of the Group’s IFRS net assets denominated in non-sterling currencies this generated a negative foreign exchange movement on net assets in the period. In addition, the small rise in US 10-year treasury rates between the end of December 2014 and the end of June 2015, produced unrealised losses on fixed income securities held by Jackson that are accounted through other comprehensive income.

Taking these non-operating movements into account, the Group’s IFRS shareholders’ funds at 30 June 2015 increased by 14 per cent to £12.1 billion (30 June 2014: £10.6 billion on an actual exchange rate basis).

Shareholder-backed policyholder liabilities and net liability flows

	2015 £m				2014 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2015	Net liability flows[13]	Market and other movements	At 30 June 2015	At 1 January 2014	Net liability flows[13]	Market and other movements	At 30 June 2014
Asia[12]	26,410	834	57	27,301	21,931	891	597	23,419
US	126,746	4,351	(1,430)	129,667	107,411	4,977	(379)	112,009
UK	55,009	(856)	503	54,656	50,779	(140)	2,048	52,687
Total Group	208,165	4,329	(870)	211,624	180,121	5,728	2,266	188,115

Focusing on the business supported by shareholder capital, which generates the majority of the life profits, in the course of the first half of 2015 policyholder liabilities increased from £208.2 billion at the start of the year to £211.6 billion at 30 June 2015. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows12, 13 into policyholder liabilities of £4.3 billion in the first half of 2015 driven by our US and Asia businesses. Net flows into our Jackson business in the US were £4.4 billion in the first half of 2015, reflecting continued success in attracting new variable annuity business. Net flows into Asia continue to be positive at £0.8 billion, representing the high proportion of flows that is derived from ongoing regular premium receipts on in-force policies and increased levels of new regular premium business added this year. Net flows in the UK shareholder business continue to exhibit a degree of variability as it is influenced by large individual transfers into or out of corporate pension schemes. Favourable investment market and other movements have contributed a further £1.1 billion to the increase in policyholder liabilities since the start of the year, offset by a £2.0 billion negative foreign currency translation effect.

[12]	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
[13]	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

Other results based information

Funds under management

(a) Summary(i)

	2015 £bn	2014 £bn
	30 Jun	31 Dec
Business area:
Asia operations	51.4	49.0
US operations	126.9	123.6
UK operations	169.6	169.0
Prudential Group funds under managementnote (i)	347.9	341.6
External funds note (ii)	157.0	154.3
Total funds under management	504.9	495.9

Notes

(i)	Prudential Group funds under management of £347.9 billion (31 December 2014: £341.6 billion) comprise:

	2015 £bn	2014 £bn
	30 Jun	31 Dec
Total financial investments per the consolidated statement of financial position	343.1	337.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(1.0)
Internally managed funds held in joint ventures	5.4	4.9
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.3
Prudential Group funds under management	347.9	341.6

(ii)	External funds shown above as at 30 June 2015 of £157.0 billion (31 December 2014: £154.3 billion) comprise £168.9 billion (31 December 2014: £167.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.9 billion (31 December 2014: £12.9 billion) that are classified within Prudential Group’s funds.

(b)	Investment products – external funds under management

	Half year 2015 £m			Full year 2014 £m
	Eastspring Investments note	M&G	Group total note	Eastspring Investments note	M&G	Group total note
At beginning of period	30,133	137,047	167,180	22,222	125,989	148,211
Market gross inflows	56,725	20,425	77,150	82,440	38,017	120,457
Redemptions	(51,555)	(22,800)	(74,355)	(77,001)	(30,930)	(107,931)
Market exchange translation and other movements	212	(1,272)	(1,060)	2,472	3,971	6,443
At end of period	35,515	133,400	168,915	30,133	137,047	167,180

Note

The £168.9 billion (31 December 2014: £167.2 billion) investment products comprise £163.5 billion (31 December 2014: £162.4 billion) plus Asia Money Market Funds of £5.4 billion (31 December 2014: £4.8 billion).

(c)	M&G and Eastspring Investments – total funds under management

	Eastspring Investments note		M&G
	2015 £bn	2014 £bn	2015 £bn	2014 £bn
	30 Jun	31 Dec	30 Jun	31 Dec
External funds under management	35.5	30.1	133.4	137.0
Internal funds under management	49.8	47.2	123.1	127.0
Total funds under management	85.3	77.3	256.5	264.0

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2015 of £5.4 billion (31 December 2014: £4.8 billion).

Foreign currency source of key metrics

The tables below show the Group’s key IFRS metrics analysis by contribution by currency group:

IFRS half year 2015 results

	Pre-tax operating profit %	Shareholders’ funds %
	notes (2),(3),(4)	notes (2),(3),(4)
US$ linked(1)	16	14
Other Asia currencies	18	18
Total Asia	34	32
UK sterling(3),(4)	21	45
US$ (4)	45	23
Total	100	100

Notes

(1)	US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)	Includes long-term, asset management business and other businesses.
(3)	For operating profit and shareholders’ funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
(4)	For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Liquidity and Capital Resources

Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential’s capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future and therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

Overview

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 June 2015 our Insurance Groups Directive surplus is estimated at £5.2 billion before deducting the 2015 interim dividend, equivalent to a solvency cover of 2.5 times.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. We experienced low levels of default losses and impairments across our fixed income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our £2.2 billion credit default reserves in our UK annuity operations. Further information on our capital and solvency position is provided in the Risk and Capital Management section of this document.

Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications to the Prudential Regulation Authority in June 2015.

At the time of publishing our full year 2014 Group economic capital surplus of £9.7 billion, we highlighted that the Group is strongly capitalised and that our business model is highly capital generative. We also noted at the time that certain aspects of our economic capital methodology are different to those required under Solvency II and that the outcome under Solvency II would be lower than our reported economic capital level. This remains the case.

There is a significant amount of regulatory judgement and interpretation of the Solvency II rules required of the Prudential Regulation Authority in approving the internal capital model calibration. The Prudential Regulation Authority have indicated that they will conclude their review and approval process of our internal model along with our UK peers in December 2015. Our applications include those for the use of transitional measures in the UK and Deduction & Aggregation for our US business. In addition, we are having positive discussions with the Prudential Regulation Authority on the contribution of our Asian operations to the Group surplus. We welcome the clarification provided by the Prudential Regulation Authority that their assessments of the ability of UK entities to make distributions will be based on capital levels after allowance for transitional measures.

Overall we are confident that the final Solvency II outcome will confirm Prudential’s position as a strongly capitalised Group. In the meantime our businesses are continuing to produce strong operating earnings, which generate significant economic capital.

Group and holding company cash flow

Prudential’s consolidated cash flow includes the movement in cash included within both policyholders’ and shareholders’ funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Operating holding company cash flow for the first half of 2015 before the shareholder dividend was £900 million, £81 million higher than the first half of 2014. After deducting the shareholder dividend, the operating holding company cash flow was £241 million (half year 2014: £209 million).

Cash remittances to the Group from business units

Cash remitted by the business units to the corporate centre in the first half of 2015 increased by 10 per cent to £1,068 million with significant contributions from each of our four principal business units. The higher remittance from the US reflects business growth and its effective approach to risk management. Asia’s remittances in 2015 are adversely impacted by stronger sterling and include the proceeds from the sale of Japan (£42 million). M&G’s increased remittances reflect growth in post-tax earnings while those from the UK are lower due to the short term investment we are making to upgrade our UK pre and post retirement customer proposition, as previously announced.

Cash remitted to the Group in the first half of 2015 was used to meet central costs of £168 million (2014: £155 million), pay the 2014 final dividend and finance the second of three up-front payments for the renewal of the distribution agreement with Standard Chartered Bank. The issue of hybrid debt in June 2015 raised net proceeds of £590 million. Reflecting these movements in the period, total holding company cash at 30 June 2015 was £2,094 million compared to £1,480 million at the end of 2014.

Dividend payments

The total cost of dividends settled by Prudential were £659 million and £610 million for the periods ended 30 June 2015 and 2014, respectively.

Due to the continued strong performance of the Group, the Board decided to rebase the 2014 full year dividend upwards to 36.93 pence per share, representing an increase of 10 per cent over 2013. As in previous years the interim dividend for 2015 has been calculated formulaically as one third of the prior year’s full year dividend. The Board has approved a 2015 interim dividend of 12.31 pence per share, which equates to an increase of 10 per cent over the 2014 interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Debt service costs

Debt service costs charged to profit in respect of core borrowings paid by Prudential in the first half of 2015 were £148 million compared with £170 million in the first half of 2014. Of total consolidated borrowings of £4,880 million as at 30 June 2015, the parent company had core borrowings of £4,446 million outstanding, all of which have contractual maturity dates of more than five years.

Dividends, loans and interest received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and make loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first half of 2015 and 2014.

	2015 £m	2014 £m
	Half year	Half year
Asian Operations	320	272
US Operations	403	352
UK Insurance Operations (mainly PAC)	231	246
M&G	151	135
Prudential Capital	25	25
Total	1,130	1,030

Each of Prudential’s main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Corporate transactions

Entrance into Uganda life insurance market

In June 2015, we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term cooperation agreement with Crane Bank of Uganda.

Shareholders’ net core structural borrowings

	30 Jun	31 Dec
	2015 £m	2014 £m
Shareholders’ borrowings in holding company	4,446	3,869
Prudential Capital	275	275
Jackson surplus notes	159	160
Total	4,880	4,304
Less: Holding company cash and short-term investments	(2,094)	(1,480)
Net core structural borrowings of shareholder-financed operations	2,786	2,824

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £2.1 billion at 30 June 2015, compared with £1.5 billion at the end of 2014, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis the Group’s core structural borrowings at 30 June 2015 were £4,880 million (31 December 2014: £4,304 million on an actual exchange rate basis) and comprised £4,446 million (31 December 2014: £3,869 million on an actual exchange rate basis) of debt held by the holding company, and £434 million (31 December 2014: £435 million on an actual exchange rate basis) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson. In June 2015, Prudential issued £600 million 5.0 per cent Tier 2 subordinated notes, increasing funds available for general corporate purposes.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 30 June 2015, we had issued commercial paper under this programme totalling £277 million and US$2,045 million, to finance non-core borrowings.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2019 and 2020. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2015. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 30 June 2015, the gearing ratio (core debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net core debt) was 19 per cent, compared to 19 per cent at 31 December 2014. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook except PAC, which was placed on negative outlook by Moody’s in April 2014 following the UK market reforms announced in the March 2014 UK Budget.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa2 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential’s unaudited condensed consolidated interim financial statements.

Net cash inflows in the first half of 2015 were £2,128 million. This amount comprised inflows of £2,399 million from operating activities less outflows of £56 million from investing activities, and £215 million from financing activities. During the first half of 2014 net cash outflows were £775 million comprising of inflows of £584 million from operating activities, less outflows of £584 million from investing activities, and £775 million from financing activities.

As at 30 June 2015, the Group held cash and cash equivalents of £8,298 million compared with £6,409 million at 31 December 2014, an increase of £1,889 million (representing net cash inflows of £2,128 million outlined above, and the effect of exchange rate changes of £239 million).

Contingencies and Related Obligations

Details of the main changes to Prudential’s contingencies and related obligations that have arisen in the six month period ended 30 June 2015 are set out in note D2 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group’s 2014 annual report on Form 20-F.

Commitments

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 30 June 2015 were £347 million.

At 30 June 2015, Jackson has unfunded commitments of £287 million related to its investments in limited partnerships and of £329 million related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and the Company does not expect these commitments to have a material adverse impact on its operations.

Risk and Capital Management

Introduction

We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them. The Group aims to help customers achieve their long-term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and that deliver real value.

Group Risk Framework

Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential’s compliance with statutory and regulatory requirements are defined.

Risk governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group’s business units. Some of the key responsibilities of the Group Risk Committee include the responsibility for recommending the Own Risk and Solvency Assessment and other regulatory submissions to the Board, keeping the ‘three lines of defence’ framework under review and monitoring the effectiveness of the Group Chief Risk Officer.

Risk taking and the management thereof forms the first line of defence and is facilitated through the Group Executive Committee, the Balance Sheet and Capital Management Committee and the Chief Executive’s Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework that is consistent with our risk appetite and promotes a culture that protects customers’ interests and supports long-term value creation. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group’s management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property.

Principles and objective

Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with Prudential’s risk appetite framework and its philosophy towards risk-taking. The Group’s current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

Risk objectives

In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

• Framework	• Monitoring	• Control	• Communication	• Culture

Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group’s risk appetite and philosophy towards risk taking	Establish a ‘no surprises’ risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers	Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events	Effectively communicate the Group’s risk, capital and profitability position to both internal and external stakeholders	Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice

The Group’s risk governance, which supports the Prudential plc Board and its Committees, is based on the principles of the three lines of defence model: risk taking and management, risk control and oversight, and independent assurance.

RISK MANAGEMENT – THE FIRST LINE OF DEFENCE

Risk-taking and the management thereof forms the first line of defence and is facilitated through the Group Executive Committee, the Balance Sheet and Capital Management Committee and the Chief Executive’s Committee.

Group Executive Committee (GEC)	Balance Sheet and Capital Management Committee (BSCMC)	Chief Executive’s Committee (CEC)
Purpose:	Purpose:	Purpose:

Supports the Group Chief Executive in the executive management of the Group and is comprised of the Chief Executives of each of the Group’s major business units, the Chief Financial Officer, the Group Chief Risk Officer as well as a number of functional specialists.	Supports the Chief Financial Officer in the management of the Group’s balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group. The BSCMC comprises a number of functional specialists.	To review items that require investment or place Group value at risk that are going through the Approvals Committee Review process; receive early warning of projects that will be coming through the Approvals Committee Review process before significant costs are incurred and ensure that transactions and major projects taking place in the Group are well supported.

Meets: Monthly	Meets: Monthly	Meets: Usually weekly

RISK OVERSIGHT – THE SECOND LINE OF DEFENCE

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review.

Group Executive Risk Committee (GERC)

Purpose: Oversees the Group’s risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group’s capital position.

Reports to: Group Chief Executive

Meets: Monthly

Technical Actuarial Committee (TAC)	Group Credit Risk Committee (GCRC)	Group Operational Risk Committee (GORC)	Solvency II Technical Oversight Committee (STOC)

Purpose:	Purpose:	Purpose:	Purpose:

Sets the methodology for valuing Prudential’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis.	Reviews the Group’s investment and counterparty credit risk positions	Oversees the Group’s operational risk exposures and the Group’s emerging risks through its sub- Committee the Emerging Risk Assessment Committee (ERAC).	Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group’s Internal Model.

Reports to: GERC	Reports to: GERC	Reports to: GERC	Reports to: GERC

Meets: Usually monthly and more often as required	Meets: Monthly	Meets: Quarterly	Meets: Usually 10 times annually

The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Prudential plc Board, as well as management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential’s risk appetite that protects and enhances the Group’s embedded and franchise value.

INDEPENDENT ASSURANCE – THE THIRD LINE OF DEFENCE

Group-wide Internal Audit (GwIA)

The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Prudential plc Board, its Audit and Risk Committees and the Group Executive Committee, to help protect the assets, sustainability and reputation of the Group.

Risk appetite and limits

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a.	the volatility of earnings is consistent with the expectations of stakeholders;
b.	the Group has adequate earnings (and cashflows) to service debt, expected dividends and to withstand unexpected shocks; and
c.	earnings (and cashflows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a.	the Group meets its internal economic capital requirements;
b.	the Group achieves its desired target rating to meet its business objectives; and
c.	supervisory intervention is avoided.

The two measures currently used are the EU Insurance Groups Directive capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases (which will replace the EU Insurance Groups Directive).

We also define risk appetite statements and measures (i.e. limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk	The risk of loss for the Group’s business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
	Credit risk	The risk of loss for the Group’s business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).
	Insurance risk	The risk of loss for the Group’s business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.
	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. These are policies for credit, market, insurance, liquidity and operational risks, which are further supported by outsourcing and third party supply, dealing controls, investment, underwriting, internal model, tax, compliance and customer policies. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

We work to promote a responsible risk culture in three main ways:

a.	by the leadership and behaviours demonstrated by management;
b.	by building skills and capabilities to support management; and
c.	by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group-level Risk Committees and the Prudential plc Board is tailored around these risks, and it also covers on-going developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks

Market risk

(i)	Investment risk

In Prudential UK investment risk arising on the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate – estimated at £7.4 billion as at 30 June 2015 (31 December 2014: £7.2 billion) – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy within the fund.

In Asia, our shareholder exposure to equities mainly relates to revenue from unit-linked products and to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the spread business, including fixed annuities, these assets are generally bonds. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis with consideration of the local regulatory basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory result which may be either more or less significant under IFRS reporting.

(ii)	Interest rate risk

Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cashflows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cashflows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index, institutional and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii)	Foreign exchange risk

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. Significant shareholder exposures to foreign exchange risks in currencies outside the local territories are not maintained. In cases where a surplus arising in an overseas operation supports Group capital or where there is a significant cash remittance due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

We invest in fixed income assets in order to fund policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 37 per cent or £31.1 billion of our exposure. Credit risk arising from £45.7 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £24.4 billion at 30 June 2015. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 34 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £32.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities, fixed account under variable annuities, institutional products, and life insurance. Included in the portfolio are £2.2 billion of commercial mortgage-backed securities and £1.4 billion of residential mortgage-backed securities, of which £0.7 billion (53 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.8 billion as at 30 June 2015 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the unaudited condensed consolidated interim financial statements.

(ii) Group sovereign debt and bank debt exposure

Sovereign debt14 represented 14 per cent or £10.6 billion of the debt portfolio backing shareholder business at 30 June 2015 (31 December 2014: 15 per cent or £11.0 billion). 40 per cent of this was rated AAA and 94 per cent investment grade (31 December 2014: 43 per cent AAA, 95 per cent investment grade). At 30 June 2015, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt14 was £426 million. 81 per cent of this was AAA rated (31 December 2014: 82 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £56 million (31 December 2014: £63 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 30 June 2015 are given in Note C3.3(f) to the unaudited condensed consolidated interim financial statements.

(iii) Counterparty credit risk

We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using both industry data and experience from our substantial annuity portfolio. The assumptions that we make about future rates of mortality improvement within our UK annuity portfolio are key to our pricing and reserving. Recent changes to UK legislation, removing an individual’s requirement to convert a pension fund into an annuity, as well as the treatment of annuities under Solvency II, are also demanding particular scrutiny. We continue to seek opportunities to transfer longevity risk to reinsurers or to the capital markets and have transacted when terms are sufficiently attractive and aligned with our risk management framework.

[14]	Excludes Group’s proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business. In Asia, a key assumption is the rate of medical price inflation, which is typically higher than general price inflation.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2019 and 2020. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Prudential has not identified a material failure or breach in relation to its legacy and other IT systems and processes to date. However, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and networks), phishing and disruptive software campaigns.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the on-going improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

Global regulatory risk is considered a key risk.

The EU has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal capital models if approved by the Prudential Regulation Authority.

Following adoption of the Omnibus II Directive, Solvency II will be implemented on 1 January 2016, although a number of the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, remain subject to formal ratification during the second half of 2015.

The effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, transitional measures, the liability discount rate for UK annuity business and whether restrictions are placed on the economic value of overseas surplus, are subject to regulatory judgement and approval. There is a significant amount of regulatory judgement required in these areas. Therefore there remains a risk that the final outcome of Solvency II could be adverse for us including potentially a significant increase in the capital required to support our business. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Officer Forum and Chief Financial Officer Forum, together with the Association of British Insurers and Insurance Europe.

We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016, which includes regularly reviewing our range of options to maximise the strategic flexibility of the Group, such as consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the approval process for the internal model. We expect to receive the outcome of the Prudential Regulation Authority’s model approval process in early December 2015.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the Financial Stability Board announced the initial list of nine insurance groups that have been designated as Global Systemically Important Insurers (G-SII). Following another assessment in 2014, the Financial Stability Board confirmed the same nine insurance groups as G-SII on 6 November 2014. This list included Prudential as well as a number of its competitors. Designation as a G-SII has led to additional policy measures being applied to the Group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group-wide supervision, effective resolution measures of the Group in the event of failure, loss absorption, and higher loss absorption capacity. This enhanced supervision commenced immediately and included the annual submission of a Systemic Risk Management Plan, a Group Recovery Plan and Liquidity Risk Management Plan. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement. G-SIIs began privately reporting their BCR to their group-wide supervisors on a confidential basis from 2015. The IAIS is currently consulting on the HLA requirement and this is expected to apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. In December 2014, the IAIS issued a comprehensive consultation paper on ICS and a quantitative field test is being undertaken during 2015. The IAIS has recently announced an extension to the ICS timelines and a version of the ICS is expected to be adopted as part of ComFrame in late 2019.

Risk factors

Our disclosures covering risk factors can be found in the “Risk Factors” section of this document.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction involving shareholder business, are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Regulatory capital

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £5.2 billion at 30 June 2015 (before taking into account the 2015 interim dividend), with available capital covering our capital requirements 2.5 times. This compares to a capital surplus of £4.7 billion at the end of 2014 (before taking into account the 2014 final dividend).

The movements in the first half of 2015 mainly comprise:

•	Net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £0.8 billion.
•	£0.6 billion of subordinated debt issuance and other items.

Offset by:

•	Final 2014 dividend of £0.7 billion; and
•	External financing costs and other central costs, net of tax, of £0.2 billion

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

Stress testing

As at 30 June 2015, stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 30 June 2015 levels would increase the IGD surplus by £200 million;
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £1,050 million;
•	A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million; and
•	Credit defaults of 10 times the expected level would reduce IGD surplus by £700 million.

The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2015, removing the permitted practice would have increased reported IGD surplus to £5.4 billion. As at 30 June 2015, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £5.2 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

Other Capital Metrics

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson’s Risk-Based Capital ratio level as of 31 December 2014 was 456 per cent after remitting £415 million to the Group in 2014 while supporting its balance sheet growth and maintaining adequate capital. Capital formation in 2015 has been strong, enabling Jackson to remit £403 million to Group while maintaining a robust capital position. The value of the estate of our UK With-Profits fund as at 30 June 2015 is estimated at £7.4 billion. The value of the shareholders’ interest in future transfers from the with-profits funds in the UK is estimated at £2.3 billion (31 December 2014: £2.2 billion).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the year, at 30 June 2015 we maintained sizeable credit default reserves at £2.2 billion (31 December 2014: £2.2 billion), representing 39 per cent of the portfolio spread over swaps, compared with 41 per cent at 31 December 2014.

Solvency II

Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications to the Prudential Regulation Authority in June 2015. Further information on the Group’s Solvency II position is provided in the Liquidity and Capital Resources section of this document.

Capital allocation

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk-adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Income Statements

		2015 £m	2014 £m
	Note	Half year	Half year
Earned premiums, net of reinsurance		17,884	16,189
Investment return		6,110	13,379
Other income		1,285	1,059
Total revenue, net of reinsurance		25,279	30,627
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(18,618)	(25,549)
Acquisition costs and other expenditure	B3	(4,505)	(3,336)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(148)	(170)
Disposal of Japan Life business:
Cumulative exchange loss recycled from other comprehensive income	D1	(46)	-
Remeasurement adjustments	D1	-	(11)
Total charges, net of reinsurance		(23,317)	(29,066)
Share of profits from joint ventures and associates, net of related tax		122	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		2,084	1,708
Less tax charge attributable to policyholders’ returns		(202)	(284)
Profit before tax attributable to shareholders	B1.1	1,882	1,424
Total tax charge attributable to policyholders and shareholders	B5	(646)	(563)
Adjustment to remove tax charge attributable to policyholders’ returns		202	284
Tax charge attributable to shareholders’ returns	B5	(444)	(279)
Profit for the period attributable to equity holders of the Company		1,438	1,145

		2015	2014
Earnings per share (in pence)		Half year	Half year
Based on profit attributable to the equity holders of the Company:	B6
Basic		56.3p	45.0p
Diluted		56.2p	44.9p

		2015	2014
Dividends per share (in pence)	Note	Half year	Half year
Dividends relating to reporting period:	B7
Interim dividend (2015 and 2014)		12.31p	11.19p
Final dividend (2014)		-	-
Total		12.31p	11.19p
Dividends declared and paid in reporting period:	B7
Current year interim dividend		-	-
Final dividend for prior year		25.74p	23.84p
Total		25.74p	23.84p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

		2015 £m	2014 £m
	Note	Half year	Half year

Profit for the period		1,438	1,145

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(165)	(115)
Cumulative exchange loss of Japan Life business recycled through profit or loss	D1	46	-
Related tax		(1)	(2)
		(120)	(117)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the period		(661)	1,060
Deduct net gains included in the income statement on disposal and impairment		(101)	(37)
Total	C3.3(b)	(762)	1,023
Related change in amortisation of deferred acquisition costs	C5.1(b)	165	(212)
Related tax		209	(284)
		(388)	527

Total		(508)	410

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes:
Gross		(21)	12
Related tax		4	(2)
		(17)	10
Other comprehensive (loss) income for the period, net of related tax		(525)	420

Total comprehensive income for the period attributable to the equity holders of the Company		913	1,565

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity

		Period ended 30 June 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period				1,438			1,438	-	1,438
Other comprehensive loss				(17)	(120)	(388)	(525)	-	(525)
Total comprehensive income (loss) for the period		-	-	1,421	(120)	(388)	913	-	913

Dividends	B7	-	-	(659)	-	-	(659)	-	(659)
Reserve movements in respect of share-based payments		-	-	66	-	-	66	-	66
Change in non-controlling interests		-	-	-	-	-	-		-

Share capital and share premium
New share capital subscribed	C9	-	2	-	-	-	2	-	2

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(40)	-	-	(40)	-	(40)
Movement in own shares purchased by funds consolidated under IFRS		-	-	11	-	-	11	-	11
Net increase (decrease) in equity		-	2	799	(120)	(388)	293	-	293
At beginning of period		128	1,908	8,788	31	956	11,811	1	11,812
At end of period		128	1,910	9,587	(89)	568	12,104	1	12,105

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity (Continued)

		Period ended 30 June 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,145	-	-	1,145	-	1,145
Other comprehensive income (loss)		-	-	10	(117)	527	420	-	420
Total comprehensive income (loss) for the period		-	-	1,155	(117)	527	1,565	-	1,565

Dividends	B7	-	-	(610)	-	-	(610)	-	(610)
Reserve movements in respect of share-based payments		-	-	52	-	-	52	-	52
Change in non-controlling interests		-	-	-	-	-	-		-

Share capital and share premium
New share capital subscribed	C9	-	8	-	-	-	8	-	8

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(34)	-	-	(34)	-	(34)
Movement in own shares purchased by funds consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase (decrease) in equity		-	8	557	(117)	527	975	-	975
At beginning of period		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of period		128	1,903	7,982	(306)	918	10,625	1	10,626

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements Of Financial Position

		2015 £m	2014 £m
	Note	30 Jun	31 Dec
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,461	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	7,310	7,261
Total		8,771	8,724

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		184	186
Deferred acquisition costs and other intangible assets		49	61
Total		233	247
Total intangible assets		9,004	8,971

Other non-investment and non-cash assets:
Property, plant and equipment	C1.1	984	978
Reinsurers’ share of insurance contract liabilities		7,259	7,167
Deferred tax assets	C7	2,820	2,765
Current tax recoverable		220	117
Accrued investment income		2,575	2,667
Other debtors		3,626	1,852
Total		17,484	15,546

Investments of long-term business and other operations:
Investment properties		13,259	12,764
Investment in joint ventures and associates accounted for using the equity method		962	1,017
Financial investments*:
Loans	C3.4	12,578	12,841
Equity securities and portfolio holdings in unit trusts		155,253	144,862
Debt securities	C3.3	142,307	145,251
Other investments		7,713	7,623
Deposits		11,043	13,096
Total		343,115	337,454

Assets held for sale	D1	-	824
Cash and cash equivalents		8,298	6,409
Total assets	C1,C3.1	377,901	369,204
*	Included within financial investments are £3,599 million of lent securities as at 30 June 2015 (31 December 2014: £4,578 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Consolidated Statements of Financial Position (Continued)

		2015 £m	2014 £m
	Note	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders’ equity		12,104	11,811
Non-controlling interests		1	1
Total equity		12,105	11,812

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		313,620	309,539
Unallocated surplus of with-profits-funds		12,768	12,450
Total	C4.1(a)	326,388	321,989

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,897	3,320
Other		983	984
Total	C6.1	4,880	4,304

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,504	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,089	1,093

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		3,296	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		10,007	7,357
Deferred tax liabilities	C7	4,325	4,291
Current tax liabilities		393	617
Accruals and deferred income		750	947
Other creditors		5,515	4,262
Provisions		546	724
Derivative liabilities		1,758	2,323
Other liabilities		4,345	4,105
Total		30,935	26,973
Liabilities held for sale	D1	-	770
Total liabilities	C1,C3.1	365,796	357,392
Total equity and liabilities		377,901	369,204

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

		2015 £m	2014 £m
	Note	Half year	Half year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		2,084	1,708
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		704	(1,162)
Other itemsnote (iii)		(389)	38
Net cash flows from operating activities		2,399	584
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(90)	(50)
Net cash inflows (outflows) from corporate transactionsnote (iv)		34	(534)
Net cash flows from investing activities		(56)	(584)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	C6.1
Issue of subordinated debt, net of costs		590	-
Interest paid		(144)	(169)
With-profits operations:note (vi)	C6.2
Interest paid		(4)	(4)
Equity capital:
Issues of ordinary share capital		2	8
Dividends paid		(659)	(610)
Net cash flows from financing activities		(215)	(775)
Net increase (decrease) in cash and cash equivalents		2,128	(775)
Cash and cash equivalents at beginning of period		6,409	6,785
Effect of exchange rate changes on cash and cash equivalents		(239)	(107)
Cash and cash equivalents at end of period		8,298	5,903

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2015 £m	2014 £m
	Half year	Half year
Other non-investment and non-cash assets	(2,004)	(2,461)
Investments	(8,431)	(15,866)
Policyholder liabilities (including unallocated surplus)	6,795	15,110
Other liabilities (including operational borrowings)	4,344	2,055
Non-cash movements in operating assets and liabilities reflected in profit before tax	704	(1,162)

(iii)	The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iv)	Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses.
(v)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(vi)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Index to the Notes to the unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries

Notes to the unaudited condensed consolidated interim financial statements 30 June 2015

A	BACKGROUND

A1	Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2015 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2015, there were no unendorsed standards effective for the period ended 30 June 2015 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2015 and 2014 half years are unaudited. The 2014 full year IFRS basis results have been derived from Prudential’s 2014 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2014 consolidated financial statements do not represent Prudential’s statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2014 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 30 Jun 2015	Average for the 6 months to 30 Jun 2015	Closing rate at 30 Jun 2014	Average for the 6 months to 30 Jun 2014	Closing rate at 31 Dec 2014
Local currency: £
Hong Kong	12.19	11.81	13.25	12.95	12.09
Indonesia	20,968.02	19,760.02	20,270.27	19,573.46	19,311.31
Malaysia	5.93	5.55	5.49	5.45	5.45
Singapore	2.12	2.06	2.13	2.10	2.07
India	100.15	95.76	102.84	101.45	98.42
Vietnam	34,345.42	32,832.81	36,471.11	35,266.15	33,348.46
Thailand	53.12	50.21	55.49	54.34	51.30
US	1.57	1.52	1.71	1.67	1.56

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2014, except for the adoption of the new and amended accounting pronouncements for Group IFRS reporting as described below.

A2	Adoption of new accounting pronouncements in 2015

The Group has adopted the Annual improvements to IFRSs 2010 – 2012 cycle and 2011 – 2013 cycle which were effective in 2015.

Except for a change to the presentation of the Prudential Capital business as a separate reporting segment, as described in the note B1.3, consideration of these improvements has had no impact on the financial statements of the Group.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2015 £m	2014 £m
	Note	Half year	Half year
Asia operations
Insurance operations	B4(a)	576	484
Development expenses		(2)	(1)
Total Asia insurance operations after development expenses		574	483
Eastspring Investments		58	42
Total Asia operations		632	525

US operations
Jackson (US insurance operations)	B4(b)	834	686
Broker-dealer and asset management		12	(5)
Total US operations		846	681

UK operations
UK insurance operations:	B4(c)
Long-term business*		436	366
General insurance commissionnote (i)		17	12
Total UK insurance operations		453	378
M&G		251	227
Prudential Capital		7	22
Total UK operations		711	627

Total segment profit		2,189	1,833

Other income and expenditure
Investment return and other income		11	3
Interest payable on core structural borrowings		(148)	(170)
Corporate expenditurenote (ii)		(146)	(138)
Total		(283)	(305)
Solvency II implementation costs		(17)	(11)
Restructuring costsnote (iii)		(8)	(4)
Results of the sold PruHealth and PruProtect businesses*		-	8
Operating profit based on longer-term investment returns		1,881	1,521

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	86	(45)
Amortisation of acquisition accounting adjustmentsnote (iv)		(39)	(44)
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	D1	(46)	-
Costs of domestication of Hong Kong branchnote (v)		-	(8)
Profit before tax attributable to shareholders		1,882	1,424

		2015	2014
Basic earnings per share (in pence)	B6	Half year	Half year
Based on operating profit based on longer-term investment returns		57.0p	45.2p
Based on profit for the period		56.3p	45.0p
*	In order to show the UK long-term business on a comparable basis, the half year 2014 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement which terminates in 2016.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv)	Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
(v)	On 1 January 2014, the Hong Kong branch of the Prudential Assurance Company Limited was transferred to separate subsidiaries established in Hong Kong.

B1.2     Short-term fluctuations in investment returns on shareholder-backed business

	2015 £m	2014 £m
	Half year	Half year
Insurance operations:
Asianote (i)	(57)	119
USnote (ii)	228	(226)
UKnote (iii)	(96)	93
Other operationsnote (iv)	11	(31)
Total	86	(45)

Notes

(i)	Asia insurance operations
In Asia, the negative short-term fluctuations of £(57) million (half year 2014: positive £119 million) primarily reflect net unrealised movements on bond holdings following rises in bond yields across most countries in the region during the period.
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise amounts, net of related amortisation of deferred acquisition costs, in respect of the following items:

	2015 £m	2014 £m
	Half year	Half year
Net equity hedge resultnote (a)	214	(478)
Other than equity-related derivativesnote (b)	(71)	208
Debt securitiesnote (c)	66	16
Equity-type investments: actual less longer-term return	7	21
Other items	12	7
Total	228	(226)

The short-term fluctuations in investment returns shown in the table above are stated net of a charge for the related amortisation of deferred acquisition costs of £188 million (half year 2014: credit of £107 million). See note C5.1(b).

Notes

(a)	Net equity hedge result

This result comprises the net effect of:

•	The accounting value movements on the variable annuity guarantee and fixed index annuity embedded option liabilities;
•	Fair value movements on free-standing equity derivatives;
•	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
•	Related amortisation of DAC.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

•	The Guaranteed Minimum Death Benefit (GMDB) and the “for life” portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and
•	The “not for life” portion of GMWB embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

•	The variable annuity guarantees and fixed index annuity embedded options are only partially fair valued under grandfathered GAAP;
•	The interest rate exposure being managed through the other than equity related derivative programme explained in note (b) below; and
•	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

•	Fair value movements on free-standing, other than equity-related derivatives;
•	Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
•	Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

•	The fair value movements recorded in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
•	Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
•	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2015 £m	2014 £m
	Half year	Half year
Short-term fluctuations relating to debt securities
Credits (charges) in the period:
Losses on sales of impaired and deteriorating bonds	(13)	(1)
Bond write downs	(3)	(5)
Recoveries / reversals	15	14
Total (charges) credits in the period	(1)	8
Add: Risk margin allowance deducted from operating profit based on longer-term investment returns	41	38
	40	46
Interest-related realised gains:
Arising in the period	95	20
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(61)	(43)
	34	(23)
Related amortisation of deferred acquisition costs	(8)	(7)
Total short-term fluctuations related to debt securities	66	16

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit and variations from year to year are included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2015 is based on an average annual risk margin reserve of 23 basis points (half year 2014: 23 basis points) on average book values of US$54.3 billion (half year 2014: US$54.7 billion) as shown below:

	Half year 2015				Half year 2014
Moody’s rating category (or equivalent under NAIC ratings of mortgage- backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	28,211	0.13	(37)	(24)	27,849	0.12	(32)	(19)
Baa1, 2 or 3	24,317	0.25	(60)	(40)	24,982	0.25	(62)	(37)
Ba1, 2 or 3	1,333	1.18	(16)	(10)	1,363	1.25	(17)	(10)
B1, 2 or 3	396	3.07	(12)	(8)	386	3.02	(12)	(7)
Below B3	43	3.69	(2)	(1)	108	3.71	(4)	(2)
Total	54,300	0.23	(127)	(83)	54,688	0.23	(127)	(75)

Related amortisation of deferred acquisition costs (see below)			24	16			22	13

Risk margin reserve charge to operating profit for longer-term credit related losses			(103)	(67)			(105)	(62)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge for unrealised loss on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs of £(597) million (half year 2014: net unrealised gains of £811 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii)	UK insurance operations

The negative short-term fluctuations in investment returns for UK insurance operations of £(96) million (half year 2014: positive £93 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting a rise in bond yields since the end of 2014.

(iv)	Other

The positive short-term fluctuations in investment returns for other operations of £11 million (half year 2014: negative £(31) million) include unrealised value movements on investments and foreign exchange items.

(v)	Default losses

The Group did not experience any default losses on its shareholder-backed debt securities portfolio in half year 2015 or 2014.

B1.3    Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management (including Curian)
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns;
–	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
–	The recycling of the cumulative exchange translation loss on the sold Japan Life business from other comprehensive income to the income statement in 2015. See note D1 for further details; and
–	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment return for investment and liability movements

(a)	General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit linked business

The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

(v)	Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
–	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 30 June 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £478 million (half year 2014: net gain of £427 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)	Asia insurance operations

(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also included in IFRS total profit) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £831 million as at 30 June 2015 (half year 2014: £664 million). The expected long-term rates of return applied in the periods 2015 and 2014 ranged from 2.26 per cent to 13.00 per cent with the rates applied varying by territory. These rates reflect expectations of long-term real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a basis similar to that used for the other Asia insurance operations described above.

(c)	US insurance operations

(i)	Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

–	Fair value movements for equity-based derivatives;
–	Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
–	Movements in accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
–	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly

SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)	Other derivative value movements

The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities

As at 30 June 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,087 million (half year 2014: £1,071 million). For these operations, the longer-term rates of return for income and capital applied in 2015 and 2014, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2015	2014
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.4%	6.5% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.4%	8.5% to 8.7%

(d)	UK Insurance operations

(i)	Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and the Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–	Credit experience compared to assumptions; and
–	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B1.4    Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2015 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	5,154	8,426	4,518	-	18,098
Asset management	179	451	641	(241)	1,030
Unallocated corporate	-	-	41	-	41
Intra-group revenue eliminated on consolidation	(94)	(45)	(102)	241	-
Total revenue from external customers	5,239	8,832	5,098	-	19,169

	Half year 2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,336	8,321	3,629	-	16,286
Asset management	140	387	612	(194)	945
Unallocated corporate	-	-	17	-	17
Intra-group revenue eliminated on consolidation	(67)	(42)	(85)	194	-
Total revenue from external customers	4,409	8,666	4,173	-	17,248

Revenue from external customers comprises:

	2015 £m	2014 £m
	Half year	Half year
Earned premiums, net of reinsurance	17,884	16,189
Fee income and investment contract business and asset management (presented as ‘Other income’)	1,285	1,059
Total revenue from external customers	19,169	17,248

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Prudential Capital, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm’s length prices, typically priced as a percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2015 £m	2014 £m
	Half year	Half year
Intra-group revenue generated by:
M&G	93	85
Prudential Capital	9	-
Eastspring Investments	94	67
US broker-dealer and asset management (including Curian)	45	42
Total intra-group fees included within asset management segment	241	194

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £228 million, £142 million and £152 million respectively (half year 2014: £134 million, £115 million and £103 million respectively).

B2    Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2015 £m					2014 £m
	M&G	Prudential Capital	US	Eastspring Investments	Half year Total	Half year Total
Revenue (excluding NPH broker-dealer fees)	639	35	175	180	1,029	963
NPH broker-dealer feesnote (i)	-	-	272	-	272	248
Gross revenue	639	35	447	180	1,301	1,211
Charges (excluding NPH broker-dealer fees)	(389)	(40)	(163)	(142)	(734)	(691)
NPH broker-dealer feesnote (i)	-	-	(272)	-	(272)	(248)
Gross charges	(389)	(40)	(435)	(142)	(1,006)	(939)
Share of profits from joint ventures and associates, net of related tax	7	-	-	20	27	20
Profit before tax	257	(5)	12	58	322	292
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	251	7	12	58	328	286
Short-term fluctuations in investment returns	6	(12)	-	-	(6)	6
Profit before tax	257	(5)	12	58	322	292

Notes

(i)	NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products.
To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii)	M&G operating profit based on longer-term investment returns:

	2015 £m	2014 £m
	Half year	Half year
Asset management fee income	489	462
Other income	2	1
Staff costs	(154)	(160)
Other costs	(94)	(89)
Underlying profit before performance-related fees	243	214
Share of associate’s results	7	6
Performance-related fees	1	7
M&G operating profit based on longer-term investment returns	251	227

The revenue for M&G of £492 million (half year 2014: £470 million), comprises the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £639 million shown in the main table of this note. This is because, the £492 million (half year 2014: £470 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3    Acquisition costs and other expenditure

	2015 £m	2014 £m
	Half year	Half year
Acquisition costs incurred for insurance policies	(1,580)	(1,307)
Acquisition costs deferred less amortisation of acquisition costs	(15)	272
Administration costs and other expenditure	(2,314)	(2,097)
Movements in amounts attributable to external unit holders of consolidated investment funds	(596)	(204)
Total acquisition costs and other expenditure	(4,505)	(3,336)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(55) million (half year 2014: £(45) million).

B4    Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2015 results:

(a)	Asia insurance operations

In half year 2015, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £29 million (half year 2014: £19 million) representing a small number of non-recurring items, none of which are individually significant.

(b)	US insurance operations

Amortisation of deferred acquisition costs

Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For half year 2015, reflecting the effect of releasing higher 2012 returns in the mean reversion calculation, there was a credit for decelerated amortisation of £20 million (half year 2014: credit for decelerated amortisation of £10 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

(c)	UK insurance operations

Annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises: (i) an amount for long-term best estimate defaults; and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for (PRIL), the principal company which writes the UK’s shareholder backed business, based on the asset mix at these dates are shown below.

	30 Jun 2015 (bps)			30 Jun 2014 (bps)
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap ratesnote (i)	150	-	150	119	-	119
Credit risk allowance:
Long-term expected defaultsnote (ii)	15	-	15	14	-	14
Additional provisionsnote (iii)	44	(13)	31	47	(19)	28
Total credit risk allowance	59	(13)	46	61	(19)	42
Liquidity premium	91	13	104	58	19	77

Notes

(i)	Bond spread over swap rates reflect market observed data.
(ii)	Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.
(iii)	Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

The movements during the first half of 2015 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are analysed as follows:

	Pillar 1 Regulatory basis (bps)	IFRS (bps)
Total allowance for credit risk at 31 December 2014	58	46
Credit rating changes	1	1
Other effects (including for new business)	-	(1)
Total allowance for credit risk at 30 June 2015	59	46

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 39 per cent (half year 2014: 51 per cent) of the bond spread over swap rates. For IFRS purposes it represents 31 per cent (half year 2014: 35 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 30 June 2015 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total £bn	IFRS Total £bn
PRIL	2.0	1.5
PAC non-profit sub-fund	0.2	0.2
Total 30 June 2015	2.2	1.7
Total 30 June 2014	1.9	1.3
Total 31 December 2014	2.2	1.7

Annuity business: longevity reinsurance transaction

In the first half of 2015, the UK insurance operations result includes a benefit of £61 million arising from a longevity reinsurance transaction entered into in respect of £1.7 billion of annuity liabilities (half year 2014: £nil).

B5     Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2015 £m			2014 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
UK tax	(152)	(7)	(159)	(262)
Overseas tax	(273)	(214)	(487)	(301)
Total tax charge	(425)	(221)	(646)	(563)

The current tax charge of £425 million includes £16 million (half year 2014: £23 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either: (i) 5 per cent of the net insurance premium; or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2015 £m			2014 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
Tax charge to policyholders’ returns	(142)	(60)	(202)	(284)
Tax charge attributable to shareholders	(283)	(161)	(444)	(279)
Total tax charge	(425)	(221)	(646)	(563)

The principal reason for the decrease in the tax charge attributable to policyholders’ returns compared to half year 2014 is a decrease in the current tax due to the taxable market value movements on bond assets. An explanation of the tax charge attributable to shareholders is shown in note (b) below.

(b)	Reconciliation of effective tax rate

Reconciliation of tax charge on profit attributable to shareholders

	Half year 2015 £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	574	834	453	20	1,881
Non-operating profit (loss)	(107)	193	(96)	11	1
Profit before tax attributable to shareholders	467	1,027	357	31	1,882
Expected tax rate:*	26%	35%	20%	19%	30%
Tax charge at the expected tax rate	121	359	71	6	557
Effects of:
Adjustment to tax charge in relation to prior years	5	(28)	-	4	(19)
Movements in provisions for open tax matters	(9)	-	-	(2)	(11)
Income not taxable or taxable at concessionary rates	(13)	(44)	(2)	(5)	(64)
Deductions not allowable for tax purposes	4	2	2	11	19
Effect of different basis of tax in local jurisdictions	(2)	-	-	-	(2)
Impact of changes in local statutory tax rates	(5)	-	-	-	(5)
Deferred tax adjustments	1	-	(1)	(4)	(4)
Effect of results of joint ventures and associates	(16)	-	-	(6)	(22)
Irrecoverable withholding taxes	-	-	-	14	14
Other	2	(23)	5	(3)	(19)
Total actual tax charge	88	266	75	15	444
Analysed into:
Tax charge on operating profit based on longer-term investment returns	91	222	94	19	426
Tax charge (credit) on non-operating profit (loss)	(3)	44	(19)	(4)	18
Actual tax rate:
Operating profit based on longer-term investment returns	16%	27%	21%	95%	23%
Total profit	19%	26%	21%	48%	24%

	Half year 2014 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK† insurance operations	Other† operations	Total
Operating profit (loss) based on longer-term investment returns	483	686	378	(26)	1,521
Non-operating profit (loss)	115	(266)	85	(31)	(97)
Profit (loss) before tax attributable to shareholders	598	420	463	(57)	1,424
Expected tax rate*	22%	35%	22%	21%	26%
Tax charge (credit) at the expected tax rate	130	147	102	(13)	366
Effects of:
Adjustment to tax charge in relation to prior years	-	-	-	3	3
Movements in provisions for open tax matters	1	-	-	-	1
Income not taxable or taxable at concessionary rates	(40)	(27)	(2)	(4)	(73)
Deductions not allowable for tax purposes	15	-	-	2	17
Impact of changes in local statutory tax rates	-	-	-	-	-
Deferred tax adjustments	1	-	(4)	-	(3)
Effect of results of joint ventures and associates	(19)	-	-	(5)	(24)
Irrecoverable withholding taxes	-	-	-	15	15
Other	(4)	(13)	(2)	(4)	(23)
Total actual tax charge (credit)	84	107	94	(6)	279
Analysed into:
Tax charge on operating profit (loss) based on longer-term investment returns	82	206	77	4	369
Tax charge (credit) on non-operating profit (loss)	2	(99)	17	(10)	(90)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	17%	30%	20%	(15%)	24%
Total profit	14%	25%	20%	11%	20%
*	The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.
†	In order to show the UK insurance business on a comparable basis, the half year 2014 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses from the UK insurance operations and show it in the column for Other operations.

B6    Earnings per share

		Half year 2015
	Note	Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
		£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		1,881	(426)	1,455	57.0p	56.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	86	(31)	55	2.1p	2.1p
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	D1	(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(39)	13	(26)	(1.0)p	(1.0)p
Based on profit for the period		1,882	(444)	1,438	56.3p	56.2p

		Half year 2014
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		1,521	(369)	1,152	45.2p	45.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(45)	73	28	1.1p	1.1p
Amortisation of acquisition accounting adjustments		(44)	15	(29)	(1.1)p	(1.1)p
Costs of domestication of Hong Kong branch		(8)	2	(6)	(0.2)p	(0.2)p
Based on profit for the period		1,424	(279)	1,145	45.0p	44.9p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2015 (millions)	2014 (millions)
	Half year	Half year
Weighted average number of shares for calculation of:
Basic earnings per share	2,552	2,547
Diluted earnings per share	2,555	2,551

B7    Dividends

	Half year 2015		Half year 2014
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
Interim dividend (2015 and 2014)	12.31p	315	11.19p	287
Final dividend (2014)	-	-	-	-
Total	12.31p	315	11.19p	287
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	-	-
Final dividend for prior year	25.74p	659	23.84p	610
Total	25.74p	659	23.84p	610

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2014 of 25.74 pence per ordinary share was paid to eligible shareholders on 21 May 2015 and the 2014 interim dividend of 11.19 pence per ordinary share was paid to eligible shareholders on 25 September 2014.

The 2015 interim dividend of 12.31 pence per ordinary share will be paid on 24 September 2015 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 21 August 2015 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 1 October 2015. The interim dividend will be paid on or about 1 October 2015 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 10 August 2015. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore Dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1    Group statement of financial position – analysis by segment

		2015 £m								2014 £m
		Insurance operations					Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors
		Asia	US	UK	Total insurance operations	Asset management operations			30 Jun Group Total	31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	231	-	-	231	1,230	-	-	1,461	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	1,918	5,240	85	7,243	19	48	-	7,310	7,261
Total		2,149	5,240	85	7,474	1,249	48	-	8,771	8,724
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	184	184	-	-	-	184	186
Deferred acquisition costs and other intangible assets		44	-	5	49	-	-	-	49	61
Total		44	-	189	233	-	-	-	233	247
Total		2,193	5,240	274	7,707	1,249	48	-	9,004	8,971
Deferred tax assets	C7	95	2,389	140	2,624	133	63	-	2,820	2,765
Other non-investment and non-cash assetsnote (i)		3,367	6,562	8,161	18,090	2,159	5,107	(10,692)	14,664	12,781
Investments of long-term business and other operations:
Investment properties		5	19	13,235	13,259	-	-	-	13,259	12,764
Investments in joint ventures and associates accounted for using the equity method		415	-	433	848	114	-	-	962	1,017
Financial investments:
Loans	C3.4	1,009	6,798	3,845	11,652	926	-	-	12,578	12,841
Equity securities and portfolio holdings in unit trusts		20,190	86,283	48,662	155,135	89	29	-	155,253	144,862
Debt securities	C3.3	24,366	32,117	83,876	140,359	1,948	-	-	142,307	145,251
Other investments		71	1,515	6,006	7,592	118	3	-	7,713	7,623
Deposits		696	-	10,295	10,991	52	-	-	11,043	13,096
Total investments		46,752	126,732	166,352	339,836	3,247	32	-	343,115	337,454
Assets held for sale	D1	-	-	-	-	-	-	-	-	824
Cash and cash equivalents		1,672	713	3,673	6,058	1,390	850	-	8,298	6,409
Total assets	C3.1	54,079	141,636	178,600	374,315	8,178	6,100	(10,692)	377,901	369,204

		2015 £m								2014 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		3,620	4,004	3,972	11,596	2,172	(1,664)	-	12,104	11,811
Non-controlling interests		1	-	-	1	-	-	-	1	1
Total equity		3,621	4,004	3,972	11,597	2,172	(1,664)	-	12,105	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		40,832	129,667	144,431	314,930	-	-	(1,310)	313,620	309,539
Unallocated surplus of with-profits funds		2,127	-	10,641	12,768	-	-	-	12,768	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	42,959	129,667	155,072	327,698	-	-	(1,310)	326,388	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,897	-	3,897	3,320
Other		-	159	-	159	275	549	-	983	984
Total	C6.1	-	159	-	159	275	4,446	-	4,880	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	221	96	317	11	2,176	-	2,504	2,263
Borrowings attributable to with-profits operations	C6.2(b)	-	-	1,089	1,089	-	-	-	1,089	1,093
Deferred tax liabilities	C7	760	2,309	1,226	4,295	20	10	-	4,325	4,291
Other non-insurance liabilitiesnote (ii)		6,739	5,276	17,145	29,160	5,700	1,132	(9,382)	26,610	22,682
Liabilities held for sale	D1	-	-	-	-	-	-	-	-	770
Total liabilities	C3.1	50,458	137,632	174,628	362,718	6,006	7,764	(10,692)	365,796	357,392
Total equity and liabilities		54,079	141,636	178,600	374,315	8,178	6,100	(10,692)	377,901	369,204

Notes

(i)	The largest component of the other non-investment and non-cash assets of £14,664 million (31 December 2014: £12,781 million) is the reinsurers’ share of contract liabilities of £7,259 million (31 December 2014; £7,167 million). As set out in note C2.2 these amounts relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations.
Within other non-investment and non-cash assets are premiums receivable of £884 million (31 December 2014: £416 million) of which 86 per cent are due within one year. The remaining 14 per cent, due after one year, relates to products where charges are levied against premiums in future years.
Also included within other non-investment and non-cash assets are property, plant and equipment of £984 million (31 December 2014: £978 million) of which £659 million (30 June 2014: £611 million; 31 December 2014: £660 million) was held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £105 million (31 December 2014: £172 million).

(ii)	Within other non-insurance liabilities are other creditors of £5,515 million (31 December 2014: £4,262 million) of which £5,193 million (31 December 2014: £3,935 million) is due within one year.

C1.2	Group statement of financial position – analysis by business type

		2015 £m							2014 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	231	1,230	-	-	1,461	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	7,243	19	48	-	7,310	7,261
Total		-	-	7,474	1,249	48	-	8,771	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		184	-	-	-	-	-	184	186
Deferred acquisition costs and other intangible assets		49	-	-	-	-	-	49	61
Total		233	-	-	-	-	-	233	247
Total		233	-	7,474	1,249	48	-	9,004	8,971
Deferred tax assets	C7	80	-	2,544	133	63	-	2,820	2,765
Other non-investment and non-cash assets		3,767	657	10,933	2,159	5,107	(7,959)	14,664	12,781
Investments of long-term business and other operations:
Investment properties		10,808	682	1,769	-	-	-	13,259	12,764
Investments in joint ventures and associates accounted for using the equity method		433	-	415	114	-	-	962	1,017
Financial investments:
Loans	C3.4	2,808	-	8,844	926	-	-	12,578	12,841
Equity securities and portfolio holdings in unit trusts		39,761	114,150	1,224	89	29	-	155,253	144,862
Debt securities	C3.3	58,984	9,858	71,517	1,948	-	-	142,307	145,251
Other investments		5,550	75	1,967	118	3	-	7,713	7,623
Deposits		7,998	1,023	1,970	52	-	-	11,043	13,096
Total investments		126,342	125,788	87,706	3,247	32	-	343,115	337,454
Assets held for sale	D1	-	-	-	-	-	-	-	824
Cash and cash equivalents		2,710	918	2,430	1,390	850	-	8,298	6,409
Total assets	C3.1	133,132	127,363	111,087	8,178	6,100	(7,959)	377,901	369,204

Equity and liabilities
Equity
Shareholders’ equity		-	-	11,596	2,172	(1,664)	-	12,104	11,811
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	11,597	2,172	(1,664)	-	12,105	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		106,821	122,434	84,365	-	-	-	313,620	309,539
Unallocated surplus of with-profits funds		12,768	-	-	-	-	-	12,768	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	119,589	122,434	84,365	-	-	-	326,388	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,897	-	3,897	3,320
Other		-	-	159	275	549	-	983	984
Total	C6.1	-	-	159	275	4,446	-	4,880	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	4	313	11	2,176	-	2,504	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,089	-	-	-	-	-	1,089	1,093
Deferred tax liabilities	C7	1,347	36	2,912	20	10	-	4,325	4,291
Other non-insurance liabilities		11,107	4,889	11,741	5,700	1,132	(7,959)	26,610	22,682
Liabilities held for sale	D1	-	-	-	-	-	-	-	770
Total liabilities	C3.1	133,132	127,363	99,490	6,006	7,764	(7,959)	365,796	357,392
Total equity and liabilities		133,132	127,363	111,087	8,178	6,100	(7,959)	377,901	369,204
*	Participating funds business in the table above is presented after the elimination on consolidation of the balances relating to an intra-group reinsurance contract entered into during the period between the UK with-profits and Asia with-profits operations. In the segmental analysis presented in note C1.1, the balances are presented before elimination in the individual insurance operations segment, with the adjustment presented separately under intra-group eliminations.

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

		2015 £m				2014 £m
	Note	With-profits business note (i)	Unit-linked assets and liabilities	Other business	30 Jun Total	31 Dec Total
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	231	231	233
Deferred acquisition costs and other intangible assets		-	-	1,918	1,918	1,911
Total		-	-	2,149	2,149	2,144
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		44	-	-	44	54
Deferred tax assets		-	-	95	95	84
Other non-investment and non-cash assets		1,939	217	1,211	3,367	3,111
Investments of long-term business and other operations:
Investment properties		-	-	5	5	-
Investments in joint ventures and associates accounted for using the equity method		-	-	415	415	374
Financial investments:
Loans	C3.4	525	-	484	1,009	1,014
Equity securities and portfolio holdings in unit trusts		7,811	11,548	831	20,190	19,200
Debt securities	C3.3	13,321	2,733	8,312	24,366	23,629
Other investments		43	19	9	71	48
Deposits		192	246	258	696	769
Total investments		21,892	14,546	10,314	46,752	45,034
Assets held for sale		-	-	-	-	819
Cash and cash equivalents		492	344	836	1,672	1,684
Total assets		24,367	15,107	14,605	54,079	52,930
Equity and liabilities
Equity
Shareholders’ equity		-	-	3,620	3,620	3,548
Non-controlling interests		-	-	1	1	1
Total equity		-	-	3,621	3,621	3,549
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		18,356	13,845	8,631	40,832	40,068
Unallocated surplus of with-profits funds		2,127	-	-	2,127	2,102
Total	C4.1(b)	20,483	13,845	8,631	42,959	42,170
Deferred tax liabilities		489	36	235	760	719
Other non-insurance liabilities		3,395	1,226	2,118	6,739	5,722
Liabilities held for sale		-	-	-	-	770
Total liabilities		24,367	15,107	10,984	50,458	49,381
Total equity and liabilities		24,367	15,107	14,605	54,079	52,930

Note

(i)	The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.

C2.2    US  insurance operations

		2015 £m			2014 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	31 Dec Total
	Note	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	5,240	5,240	5,197
Total		-	5,240	5,240	5,197
Deferred tax assets		-	2,389	2,389	2,343
Other non-investment and non-cash assetsnote (iv)		-	6,562	6,562	6,617
Investments of long-term business and other operations:
Investment properties		-	19	19	28
Financial investments:
Loans	C3.4	-	6,798	6,798	6,719
Equity securities and portfolio holdings in unit trustsnote (iii)		85,946	337	86,283	82,081
Debt securities	C3.3	-	32,117	32,117	32,980
Other investmentsnote (ii)		-	1,515	1,515	1,670
Total investments		85,946	40,786	126,732	123,478
Cash and cash equivalents		-	713	713	904
Total assets		85,946	55,690	141,636	138,539
Equity and liabilities
Equity
Shareholders’ equitynote (v)		-	4,004	4,004	4,067
Total equity		-	4,004	4,004	4,067
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		85,946	43,721	129,667	126,746
Total	C4.1 (c)	85,946	43,721	129,667	126,746
Core structural borrowings of shareholder-financed operations		-	159	159	160
Operational borrowings attributable to shareholder-financed operations		-	221	221	179
Deferred tax liabilities		-	2,309	2,309	2,308
Other non-insurance liabilities		-	5,276	5,276	5,079
Total liabilities		85,946	51,686	137,632	134,472
Total equity and liabilities		85,946	55,690	141,636	138,539

Notes

(i)	These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg. in respect of guarantees are shown within other business.
(ii)	Other investments comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec
Derivative assets*	765	916
Partnerships in investment pools and other**	750	754
	1,515	1,670
*	After taking account of the derivative liabilities of £258 million (31 December 2014: £251 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £507 million (31 December 2014: net asset of £665 million).

**	Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.
(iv)	Included within other non-investment and non-cash assets of £6,562 million (31 December 2014: £6,617 million) were balances of £5,817 million (31 December 2014: £5,979 million) for reinsurers’ share of insurance contract liabilities. Of the £5,817 million as at 30 June 2015, £5,057 million related to the reinsurance ceded in respect of the acquired REALIC business (31 December 2014: £5,174 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2015, the funds withheld liability of £2,204 million (31 December 2014: £2,201 million) was recorded within other non-insurance liabilities.
(v)	Changes in shareholders’ equity

	2015 £m	2014 £m
	Half year	Half year
Operating profit based on longer-term investment returns B1.1	834	686
Short-term fluctuations in investment returns B1.2	228	(226)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(35)	(40)
Profit before shareholder tax	1,027	420
Tax B5	(266)	(107)
Profit for the period	761	313

Profit for the period (as above)	761	313
Items recognised in other comprehensive income:
Exchange movements	(34)	(122)
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding (losses) gains arising during the period	(661)	1,060
Deduct net gains included in the income statement on disposal and impairment	(101)	(37)
Total unrealised valuation movements	(762)	1,023
Related amortisation of deferred acquisition costs C5.1(b)	165	(212)
Related tax	209	(284)
Total other comprehensive (loss) income	(422)	405
Total comprehensive income for the period	339	718
Dividends, interest payments to central companies and other movements	(402)	(363)
Net (decrease) increase in equity	(63)	355
Shareholders’ equity at beginning of period	4,067	3,446
Shareholders’ equity at end of period	4,004	3,801

C2.3    UK insurance operations

Of the total investments of £166 billion in UK insurance operations, £104 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

		2015 £m						2014 £m
				Other funds and subsidiaries
	Note	Scottish Amicable Insurance Fund note (ii)	PAC with- profits sub- fund note (i)	Unit- linked assets and liabilities	Annuity and other long- term business	Total	30 Jun Total	31 Dec Total
By operating segment

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	85	85	85	86

Total		-	-	-	85	85	85	86

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	184	-	-	-	184	186
Deferred acquisition costs		-	5	-	-	-	5	7

Total		-	189	-	-	-	189	193

Total		-	189	-	85	85	274	279

Deferred tax assets		-	80	-	60	60	140	132
Other non-investment and non-cash assets		207	4,354	440	3,160	3,600	8,161	6,826
Investments of long-term business and other operations:
Investment properties		349	10,459	682	1,745	2,427	13,235	12,736
Investments in joint ventures and associates accounted for using the equity method (principally property funds joint ventures)		-	433	-	-	-	433	536
Financial investments:
Loans	C3.4	62	2,221	-	1,562	1,562	3,845	4,254
Equity securities and portfolio holdings in unit trusts		2,697	29,253	16,656	56	16,712	48,662	43,468
Debt securities	C3.3	2,465	43,198	7,125	31,088	38,213	83,876	86,349
Other investmentsnote (iii)		261	5,246	56	443	499	6,006	5,782
Deposits		466	7,340	777	1,712	2,489	10,295	12,253

Total investments		6,300	98,150	25,296	36,606	61,902	166,352	165,378

Properties held for sale		-	-	-	-	-	-	5
Cash and cash equivalents		221	1,997	574	881	1,455	3,673	2,457

Total assets		6,728	104,770	26,310	40,792	67,102	178,600	175,077

		2015 £m						2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit- linked assets and liabilities	Annuity and other long- term business	Total	30 Jun Total	31 Dec Total
	Note	note (ii)	note (i)

Equity and liabilities
Equity
Shareholders’ equity		-	-	-	3,972	3,972	3,972	3,804

Total equity		-	-	-	3,972	3,972	3,972	3,804

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		6,413	83,362	22,643	32,013	54,656	144,431	144,088
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)		-	10,641	-	-	-	10,641	10,348

Total	C4.1(d)	6,413	94,003	22,643	32,013	54,656	155,072	154,436

Operational borrowings attributable to shareholder-financed operations		-	-	4	92	96	96	74
Borrowings attributable to with-profits funds		11	1,078	-	-	-	1,089	1,093
Deferred tax liabilities		52	806	-	368	368	1,226	1,228
Other non-insurance liabilities		252	8,883	3,663	4,347	8,010	17,145	14,442

Total liabilities		6,728	104,770	26,310	36,820	63,130	174,628	171,273

Total equity and liabilities		6,728	104,770	26,310	40,792	67,102	178,600	175,077

Notes

(i)	The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.3 billion (31 December 2014: £11.7 billion) of non-profits annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.84 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.
(ii)	The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)	Other investments comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec

Derivative assets*	2,555	2,344
Partnerships in investment pools and other**	3,451	3,438

	6,006	5,782
*	After including derivative liabilities of £841 million (31 December 2014: £1,381 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £1,714 million (31 December 2014: net asset of £963 million).
**	Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4	Asset management operations

		2015 £m					2014 £m
	Note	M&G	Prudential Capital	US	Eastspring Investments	30 Jun Total	31 Dec Total
Assets
Intangible assets:
Goodwill		1,153	-	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets		15	-	3	1	19	21
Total		1,168	-	19	62	1,249	1,251
Other non-investment and non-cash assets		1,345	637	228	82	2,292	1,605
Investments in joint ventures and associates accounted for using the equity method		34	-	-	80	114	107
Financial investments:
Loans	C3.4	-	926	-	-	926	854
Equity securities and portfolio holdings in unit trusts		77	-	-	12	89	79
Debt securities	C3.3	-	1,945	-	3	1,948	2,293
Other investments		14	97	7	-	118	121
Deposits		-	-	18	34	52	74
Total investments		125	2,968	25	129	3,247	3,528
Cash and cash equivalents		418	797	74	101	1,390	1,044
Total assets		3,056	4,402	346	374	8,178	7,428
Equity and liabilities
Equity
Shareholders’ equity		1,698	25	165	284	2,172	2,077
Total equity		1,698	25	165	284	2,172	2,077
Liabilities
Core structural borrowing of shareholder-financed operations		-	275	-	-	275	275
Operational borrowing attributable to shareholder-financed operations		11	-	-	-	11	6
Intra-group debt represented by operational borrowings at Group levelnote (i)		-	2,176	-	-	2,176	2,004
Other non-insurance liabilitiesnote (ii)		1,347	1,926	181	90	3,544	3,066
Total liabilities		1,358	4,377	181	90	6,006	5,351
Total equity and liabilities		3,056	4,402	346	374	8,178	7,428

Notes

(i)	Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec
Commercial paper	1,577	1,704
Medium Term Notes	599	300
Total intra-group debt represented by operational borrowings at Group level	2,176	2,004

(ii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3	Assets and Liabilities – Classification and Measurement

C3.1	Group assets and liabilities – Classification

The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group’s application of IAS 39 ‘Financial Instruments: Recognition and Measurement’ as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair value measurement’. The basis applied is summarised below:

	30 Jun 2015 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	7,310	7,310

Total	-	-	8,771	8,771

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	184	184
Deferred acquisition costs and other intangible assets	-	-	49	49

Total	-	-	233	233

Total intangible assets	-	-	9,004	9,004

Other non-investment and non-cash assets:
Property, plant and equipment	-	-	984	984
Reinsurers’ share of insurance contract liabilities	-	-	7,259	7,259
Deferred tax assets	-	-	2,820	2,820
Current tax recoverable	-	-	220	220
Accrued investment income	-	-	2,575	2,575	2,575
Other debtors	-	-	3,626	3,626	3,626

Total	-	-	17,484	17,484

Investments of long-term business and other operations:note (ii)
Investment properties	13,259	-	-	13,259	13,259
Investments accounted for using the equity method		-	962	962
Loans	2,306	-	10,272	12,578	13,189
Equity securities and portfolio holdings in unit trusts	155,253	-	-	155,253	155,253
Debt securities	110,273	32,034	-	142,307	142,307
Other investments	7,713	-		7,713	7,713
Deposits	-	-	11,043	11,043	11,043

Total investments	288,804	32,034	22,277	343,115

Assets held for sale		-	-	-
Cash and cash equivalents	-		8,298	8,298	8,298

Total assets	288,804	32,034	57,063	377,901

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	254,417	254,417
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,795	39,795
Investment contract liabilities without discretionary participation features	16,741	-	2,667	19,408	19,426
Unallocated surplus of with-profits funds	-	-	12,768	12,768

Total	16,741	-	309,647	326,388

Core structural borrowings of shareholder-financed operations	-	-	4,880	4,880	5,373
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,504	2,504	2,504
Borrowings attributable to with-profits operations	-	-	1,089	1,089	1,102

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,296	3,296	3,305
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	10,007	-	-	10,007	10,007
Deferred tax liabilities	-	-	4,325	4,325
Current tax liabilities	-	-	393	393
Accruals and deferred income	-	-	750	750
Other creditors	322	-	5,193	5,515	5,515
Provisions		-	546	546
Derivative liabilities	1,758	-	-	1,758	1,758
Other liabilities	2,204	-	2,141	4,345	4,345

Total	14,291	-	16,644	30,935

Liabilities held for sale		-	-	-

Total liabilities	31,032	-	334,764	365,796

	31 Dec 2014 £m
	At fair value		Cost/ amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit or loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	-	-	7,261	7,261
Total	-	-	8,724	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	186	186
Deferred acquisition costs and other intangible assets	-	-	61	61
Total	-	-	247	247
Total intangible assets	-	-	8,971	8,971
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	978	978
Reinsurers’ share of insurance contract liabilities	-	-	7,167	7,167
Deferred tax assets	-	-	2,765	2,765
Current tax recoverable	-	-	117	117
Accrued investment income	-	-	2,667	2,667	2,667
Other debtors	-	-	1,852	1,852	1,852
Total	-	-	15,546	15,546
Investments of long-term business and other operations:note (ii)
Investment properties	12,764	-	-	12,764	12,764
Investments accounted for using the equity method	-	-	1,017	1,017
Loans	2,291	-	10,550	12,841	13,548
Equity securities and portfolio holdings in unit trusts	144,862	-	-	144,862	144,862
Debt securities	112,354	32,897	-	145,251	145,251
Other investments	7,623	-	-	7,623	7,623
Deposits	-	-	13,096	13,096	13,096
Total investments	279,894	32,897	24,663	337,454
Assets held for sale	824	-	-	824	824
Cash and cash equivalents	-	-	6,409	6,409	6,409
Total assets	280,718	32,897	55,589	369,204

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	250,038	250,038
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,277	39,277
Investment contract liabilities without discretionary participation features	17,554	-	2,670	20,224	20,211
Unallocated surplus of with-profits funds	-	-	12,450	12,450
Total	17,554	-	304,435	321,989
Core structural borrowings of shareholder-financed operations	-	-	4,304	4,304	4,925
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,263	2,263	2,263
Borrowings attributable to with-profits operations	-	-	1,093	1,093	1,108
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,347	2,347	2,361
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	-	-	7,357	7,357
Deferred tax liabilities	-	-	4,291	4,291
Current tax liabilities	-	-	617	617
Accruals and deferred income	-	-	947	947
Other creditors	327	-	3,935	4,262	4,262
Provisions	-	-	724	724
Derivative liabilities	2,323	-	-	2,323	2,323
Other liabilities	2,201	-	1,904	4,105	4,105
Total	12,208	-	14,765	26,973
Liabilities held for sale	770	-	-	770	770
Total liabilities	30,532	-	326,860	357,392

Notes

(i)	Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)	Realised gains and losses on the Group’s investments for half year 2015 recognised in the income statement amounted to a net gain of £1.8 billion (30 June 2014: £1.8 billion).
(iii)	The carrying value of investment contracts with discretionary participation features is determined on an IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure the participation features.

C3.2	Group assets and liabilities – Measurement

(a)	Determination of fair value

The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b) Fair	value hierarchy of financial instruments measured at fair value on recurring basis

The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2015 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Equity securities and portfolio holdings in unit trusts	36,488	2,650	623	39,761
Debt securities	16,988	41,635	361	58,984
Other investments (including derivative assets)	26	2,255	3,269	5,550
Derivative liabilities	(29)	(565)	-	(594)
Total financial investments, net of derivative liabilities	53,473	45,975	4,253	103,701
Percentage of total	52%	44%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	113,797	344	9	114,150
Debt securities	4,300	5,558	-	9,858
Other investments (including derivative assets)	1	70	4	75
Derivative liabilities	-	(18)	-	(18)
Total financial investments, net of derivative liabilities	118,098	5,954	13	124,065
Percentage of total	95%	5%	0%	100%
Non-linked shareholder-backed
Loans	-	267	2,039	2,306
Equity securities and portfolio holdings in unit trusts	1,182	125	35	1,342
Debt securities	15,170	58,099	196	73,465
Other investments (including derivative assets)	-	1,310	778	2,088
Derivative liabilities	-	(810)	(336)	(1,146)
Total financial investments, net of derivative liabilities	16,352	58,991	2,712	78,055
Percentage of total	21%	76%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	267	2,039	2,306
Equity securities and portfolio holdings in unit trusts	151,467	3,119	667	155,253
Debt securities	36,458	105,292	557	142,307
Other investments (including derivative assets)	27	3,635	4,051	7,713
Derivative liabilities	(29)	(1,393)	(336)	(1,758)
Total financial investments, net of derivative liabilities	187,923	110,920	6,978	305,821
Investment contracts liabilities without discretionary participation features held at fair value	(22)	(16,719)	-	(16,741)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(8,559)	(45)	(1,403)	(10,007)
Other financial liabilities held at fair value	-	(322)	(2,204)	(2,526)
Total financial instruments at fair value	179,342	93,834	3,371	276,547
Percentage of total	65%	34%	1%	100%
*	Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
With-profits
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	-	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	-	33
Derivative liabilities	(10)	(12)	-	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	-	1,469	776	2,245
Derivative liabilities	-	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,554)	-	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	-	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%
*	Loans in the table above are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December in respect of Japan Life business included net financial instruments balances of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million had been classified as level 1 and £30 million as level 2 respectively.

(c)	Valuation approach for level 2 fair valued financial instruments

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £105,292 million at 30 June 2015 (31 December 2014: £107,731 million), £10,190 million are valued internally (31 December 2014: £10,093 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d) Fair	value measurements for level 3 fair valued financial instruments

Reconciliation of movements in level 3 financial instruments measured at fair value

The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2015 to that presented at 30 June 2015.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
Half year 2015	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 30 Jun 2015
Loans	2,025	72	(18)	-	-	(64)	24	-	-	2,039
Equity securities and portfolio holdings in unit trusts	747	45	(1)	23	(148)	-	-	1	-	667
Debt securities	790	(66)	-	33	(245)	-	-	46	(1)	557
Other investments (including derivative assets)	4,028	114	(77)	271	(285)	-	-	-	-	4,051
Derivative liabilities	(338)	2	-	-	-	-	-	-	-	(336)
Total financial investments, net of derivative liabilities	7,252	167	(96)	327	(678)	(64)	24	47	(1)	6,978
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(32)	-	(4)	22	24	(122)	-	-	(1,403)
Other financial liabilities	(2,201)	(85)	19	-	-	113	(50)	-	-	(2,204)
Total financial instruments at fair value	3,760	50	(77)	323	(656)	73	(148)	47	(1)	3,371

Full year 2014	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 31 Dec 2014
Loans	1,887	1	118	-	-	(175)	194	-	-	2,025
Equity securities and portfolio holdings in unit trusts	649	118	2	26	(50)	-	-	2	-	747
Debt securities	670	271	(7)	49	(169)	-	-	11	(35)	790
Other investments (including derivative assets)	3,758	337	36	371	(474)	-	-	-	-	4,028
Derivative liabilities	(201)	(138)	-	-	-	-	-	-	1	(338)
Total financial investments, net of derivative liabilities	6,763	589	149	446	(693)	(175)	194	13	(34)	7,252
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	(14)	-	(18)	18	123	(73)	-	-	(1,291)
Other financial liabilities	(2,051)	(10)	(129)	-	-	279	(290)	-	-	(2,201)
Total financial instruments at fair value	3,385	565	20	428	(675)	227	(169)	13	(34)	3,760

Of the total net gains and losses in the income statement of £50 million (31 December 2014: £565 million), £131 million (31 December 2014: £344 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2015 £m	2014 £m
	30 Jun	31 Dec

Equity securities	38	70
Debt securities	(2)	149
Other investments	125	284
Derivative liabilities	2	(137)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(32)	(14)
Other financial liabilities	-	(8)
Total	131	344

Valuation approach for level 3 fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 30 June 2015 the Group held £3,371 million (31 December 2014: £3,760 million), 1 per cent of the total fair valued financial assets net of fair valued financial liabilities (31 December 2014: 1 per cent), within level 3.

Included within these amounts were loans of £2,039 million at 30 June 2015 (31 December 2014: £2,025 million), measured as the loan outstanding balance attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,204 million at 30 June 2015 (31 December 2014: £2,201 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(165) million (31 December 2014: £(176) million), the level 3 fair valued financial assets net of financial liabilities were £3,536 million (31 December 2014: £3,936 million). Of this amount, a net liability of £(378) million (31 December 2014: net asset of £11 million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2014: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)	Debt securities of £251 million (31 December 2014: £298 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (e.g. distressed securities or securities which were being restructured).
(b)	Private equity and venture investments of £715 million (31 December 2014: £1,002 million) which were valued internally based on management information available for these investments. These investments, in the form of debt and equity securities, were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)	Liabilities of £(1,379) million (31 December 2014: £(1,269) million) for the net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)	Derivative liabilities of £(28) million (31 December 2014: £(23) million) which are valued internally using standard market practices but are subject to independent assessment against counterparties’ valuations.
(e)	Other sundry individual financial investments of £63 million (31 December 2014: £3 million).

Of the internally valued net liability referred to above of £(378) million (31 December 2014: net asset of £11 million):

(a)	A net liability of £(525) million (31 December 2014: net liability of £(133) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.

(b)	A net asset of £147 million (31 December 2014: £144 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £15 million (31 December 2014: £14 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £14 million (31 December 2014: a decrease of £13 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (31 December 2014: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

(e)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2015, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £662 million and transfers from level 2 to level 1 of £207 million. These transfers which primarily relate to debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in half year 2015 were £47 million and £1 million, respectively. These transfers were primarily between levels 3 and 2 for debt securities.

(f)	Valuation processes applied by the Group

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3  Debt  securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 30 June 2015 provided in the notes below.

	2015 £m	2014 £m
	30 Jun	31 Dec
Insurance operations:
Asianote (a)	24,366	23,629
USnote (b)	32,117	32,980
UKnote (c)	83,876	86,349
Asset management operationsnote (d)	1,948	2,293
Total	142,307	145,251

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2015 £m				2014 £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	31 Dec Total
S&P – AAA	824	46	190	1,060	962
S&P – AA+ to AA-	4,789	343	979	6,111	6,332
S&P – A+ to A-	2,104	382	1,822	4,308	3,922
S&P – BBB+ to BBB-	1,831	710	1,340	3,881	3,545
S&P – Other	643	211	1,072	1,926	1,839
	10,191	1,692	5,403	17,286	16,600
Moody’s – Aaa	824	198	345	1,367	1,282
Moody’s – Aa1 to Aa3	78	8	1,138	1,224	1,141
Moody’s – A1 to A3	231	81	102	414	366
Moody’s – Baa1 to Baa3	159	270	131	560	585
Moody’s – Other	67	12	6	85	68
	1,359	569	1,722	3,650	3,442
Fitch	493	97	246	836	1,009
Other	1,278	375	941	2,594	2,578
Total debt securities	13,321	2,733	8,312	24,366	23,629

In addition to the debt securities shown above, the assets held for sale on the condensed consolidated statement of financial position at 30 June 2014 and 31 December 2014 in respect of Japan Life business included a debt securities balance of £380 million and £351 million respectively. Of this amount, £351 million at 30 June 2014 and £321 million at 31 December 2014 were rated as AA+ to AA- and £29 million at 30 June 2014 and £30 million at 31 December 2014 were rated A+ to A-.

The following table analyses debt securities of other business which are not externally rated by S&P, Moody’s or Fitch.

	2015 £m	2014 £m
	30 Jun	31 Dec
Government bonds*	208	174
Corporate bonds*	578	654
Other	155	134
	941	962
*	Rated as investment grade by local external ratings agencies.

(b)    US  insurance operations

(i) Overview

	2015 £m	2014 £m
	30 Jun	31 Dec
Corporate and government security and commercial loans:
Government	3,885	3,972
Publicly traded and SEC Rule 144A securities*	20,511	20,745
Non-SEC Rule 144A securities	3,548	3,745
Total	27,944	28,462
Residential mortgage-backed securities (RMBS)	1,370	1,567
Commercial mortgage-backed securities (CMBS)	2,212	2,343
Other debt securities	591	608
Total US debt securities†	32,117	32,980

*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†	Debt securities for US operations included in the statement of financial position comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec
Available-for-sale	32,034	32,897
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	83	83
	32,117	32,980

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’ debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2015, 0.1 per cent of Jackson’s debt securities were classified as level 3 (31 December 2014: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as ‘available-for-sale’. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,840 million to a net unrealised gain of £1,086 million as analysed in the table below. This decrease reflects the effects of higher long-term interest rates.

	30 Jun 2015 £m	Changes in unrealised appreciation	Foreign exchange translation**	31 Dec 2014 £m
	Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	10,279			5,899
Unrealised (loss) gain	(424)	(253)	9	(180)
Fair value (as included in statement of financial position)	9,855			5,719
Assets fair valued at or above book value
Book value*	20,669			25,158
Unrealised gain (loss)	1,510	(509)	(1)	2,020
Fair value (as included in statement of financial position)	22,179			27,178
Total
Book value*	30,948			31,057
Net unrealised gain (loss)	1,086	(762)	8	1,840
Fair value (as included in statement of financial position)	32,034			32,897
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.5235: £1.00

Debt securities classified as available-for-sale in an unrealised loss position

(a)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2015 £m		31 Dec 2014 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	8,998	(294)	5,429	(124)
Between 80% and 90%	796	(109)	245	(37)
Below 80%:
Residential mortgage-backed securities – sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	10	(3)	10	(3)
Other asset-backed securities	9	(6)	9	(6)
Corporates	38	(11)	22	(9)
	61	(21)	45	(19)
Total	9,855	(424)	5,719	(180)

(b)	Unrealised losses by maturity of security

	2015 £m	2014 £m
	30 Jun	31 Dec
1 year to 5 years	(8)	(5)
5 years to 10 years	(139)	(90)
More than 10 years	(245)	(54)
Mortgage-backed and other debt securities	(32)	(31)
Total	(424)	(180)

(c)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2015 £m			31 Dec 2014 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(9)	(314)	(323)	(18)	(46)	(64)
6 months to 1 year	(14)	(25)	(39)	(1)	(1)	(2)
1 year to 2 years	(2)	(1)	(3)	(6)	(51)	(57)
2 years to 3 years	(2)	(39)	(41)	(1)	(36)	(37)
More than 3 years	(7)	(11)	(18)	(7)	(13)	(20)
Total	(34)	(390)	(424)	(33)	(147)	(180)

The following table shows the age analysis as at 30 June 2015, of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2015 £m		31 Dec 2014 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	35	(9)	17	(7)
3 months to 6 months	4	(2)	3	(1)
More than 6 months	22	(10)	25	(11)
	61	(21)	45	(19)

(iii)	Ratings

The following table summarises the ratings of securities detailed above by using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2015 £m	2014 £m
	30 Jun	31 Dec
S&P – AAA	145	164
S&P – AA+ to AA-	5,216	6,067
S&P – A+ to A-	8,462	8,640
S&P – BBB+ to BBB-	10,345	10,308
S&P – Other	876	1,016
	25,044	26,195
Moody’s – Aaa	218	84
Moody’s – Aa1 to Aa3	30	29
Moody’s – A1 to A3	35	27
Moody’s – Baa1 to Baa3	72	72
Moody’s – Other	7	8
	362	220
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,416	2,786
NAIC 2	57	85
NAIC 3-6	46	58
	2,519	2,929
Fitch	300	300
Other **	3,892	3,336
Total debt securities	32,117	32,980
*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**	The amounts within ‘Other’ which are not rated by S&P, Moody’s nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2015 £m 2014 £m
	30 Jun	31 Dec
NAIC 1	2,177	1,322
NAIC 2	1,601	1,890
NAIC 3-6	114	124
	3,892	3,336

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)	UK insurance operations

	£m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	30 Jun 2015 Total	31 Dec 2014 Total
S&P – AAA	214	4,149	1,143	3,421	375	9,302	9,376
S&P – AA+ to AA-	463	5,162	943	3,673	445	10,686	11,249
S&P – A+ to A-	633	9,749	1,387	6,911	748	19,428	21,491
S&P – BBB+ to BBB-	570	9,444	1,753	4,558	734	17,059	16,741
S&P – Other	154	2,126	233	326	66	2,905	2,867
	2,034	30,630	5,459	18,889	2,368	59,380	61,724
Moody’s – Aaa	44	1,502	191	386	46	2,169	2,063
Moody’s – Aa1 to Aa3	59	2,320	1,050	2,660	500	6,589	7,129
Moody’s – A1 to A3	50	1,015	87	1,367	179	2,698	2,686
Moody’s – Baa1 to Baa3	29	882	93	312	40	1,356	1,376
Moody’s – Other	4	540	23	82	1	650	436
	186	6,259	1,444	4,807	766	13,462	13,690
Fitch	14	408	79	222	21	744	848
Other	231	5,901	143	3,696	319	10,290	10,087
Total debt securities	2,465	43,198	7,125	27,614	3,474	83,876	86,349

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £10,290 million total debt securities held at 30 June 2015 (31 December 2014: £10,087 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2015 £m	2014 £m
	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	5,306	4,917
BBB to B-	3,592	3,755
Below B- or unrated	1,392	1,415
Total	10,290	10,087

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,015 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,156 million were internally rated AA+ to AA-, £1,627 million A+ to A-, £1,085 million BBB+ to BBB-, £59 million BB+ to BB- and £88 million were internally rated B+ and below or unrated.

(d)	Asset management operations

The debt securities are principally held by Prudential Capital.

	2015 £m	2014 £m
	30 Jun	31 Dec
AAA to A- by S&P or equivalent ratings	1,821	2,056
Other	127	237
Total	1,948	2,293

(e)	Asset-backed securities

The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2015 is as follows:

	2015 £m	2014 £m
	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operationsnote (i)	115	104
US insurance operationsnote (ii)	4,173	4,518
UK insurance operations (2015: 30% AAA, 31% AA)note (iii)	1,938	1,864
Asset management operationsnote (iv)	712	875
	6,938	7,361
With-profits operations:
Asia insurance operationsnote (i)	286	228
UK insurance operations (2015: 55% AAA, 20% AA)note (iii)	5,019	5,126
	5,305	5,354
Total	12,243	12,715

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £286 million, 100 per cent (31 December 2014: 99 per cent) are investment graded.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 30 June 2015 comprises:

	2015 £m	2014 £m
	30 Jun	31 Dec
RMBS
Sub-prime (2015: 5% AAA, 13% AA, 8% A)	201	235
Alt-A (2015: 1% AA, 4% A)	216	244
Prime including agency (2015: 76% AA, 2% A)	953	1,088
CMBS (2015: 51% AAA, 25% AA, 19% A)	2,212	2,343
CDO funds (2015: 24% AAA, 11% A), including £nil exposure to sub-prime	45	53
Other ABS (2015: 21% AAA, 15% AA, 52% A), including £70 million exposure to sub-prime	546	555
Total	4,173	4,518

(iii)	UK insurance operations
The holdings of the UK shareholder-backed operations include £694 million (31 December 2014: £597 million) relating to asset-backed securities held in the unit-linked funds. The remaining amount relates to investments held by PRIL with a primary exposure to the UK market.
Of the holdings of the with-profits operations, £1,358 million (31 December 2013: £1,333 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £712 million, 90 per cent (31 December 2014: 89 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2015:

Exposure to sovereign debts

	£m
	30 Jun 2015		31 Dec 2014
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	55	60	62	61
Spain	1	17	1	18
France	18	-	20	-
Germany*	347	330	388	336
Other Europe (principally Belgium)	5	28	5	29
Total Eurozone	426	435	476	444
United Kingdom	3,735	1,963	4,104	2,065
United States**	3,522	5,429	3,607	5,771
Other, predominantly Asia	2,890	1,682	2,787	1,714
Total	10,573	9,509	10,974	9,994
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

Exposure to bank debt securities

	£m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	Total 30 Jun 2015	Total 31 Dec 2014
Italy	-	29	29	-	-	-	29	31
Spain	132	11	143	-	12	12	155	133
France	19	127	146	25	74	99	245	249
Germany	62	3	65	-	59	59	124	111
Netherlands	-	12	12	71	25	96	108	124
Other Eurozone	-	24	24	-	11	11	35	53
Total Eurozone	213	206	419	96	181	277	696	701
United Kingdom	377	167	544	27	560	587	1,131	1,296
United States	-	2,075	2,075	13	335	348	2,423	2,484
Other, predominantly Asia	19	297	316	47	349	396	712	735
Total	609	2,745	3,354	183	1,425	1,608	4,962	5,216

With-profits funds
Italy	5	57	62	-	-	-	62	67
Spain	161	42	203	-	-	-	203	186
France	6	177	183	-	59	59	242	206
Germany	104	24	128	-	-	-	128	128
Netherlands	-	217	217	-	-	-	217	195
Other Eurozone	-	35	35	-	-	-	35	24
Total Eurozone	276	552	828	-	59	59	887	806
United Kingdom	578	490	1,068	2	505	507	1,575	1,561
United States	-	1,646	1,646	185	132	317	1,963	2,064
Other, predominantly Asia	271	835	1,106	122	317	439	1,545	1,396
Total	1,125	3,523	4,648	309	1,013	1,322	5,970	5,827

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.4 Loans	portfolio

Loans are accounted for at amortised cost net of impairment except for:

•	certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2015 £m	2014 £m
	30 Jun	31 Dec
Insurance operations:
Asianote (a)	1,009	1,014
USnote (b)	6,798	6,719
UKnote (c)	3,845	4,254
Asset management operationsnote (d)	926	854
Total	12,578	12,841

(a)	Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec
Mortgage loans‡	105	88
Policy loans‡	676	672
Other loans‡‡	228	254
Total	1,009	1,014
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all rated as investment grade by two local rating agencies.

(b)	US insurance operations

The loans of the Group’s US insurance operations comprise:

	30 Jun 2015 £m			31 Dec 2014 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	3,933	3,933	-	3,847	3,847
Policy loans††	2,039	826	2,865	2,025	847	2,872
Total	2,039	4,759	6,798	2,025	4,694	6,719
†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
††	The policy loans are secured by individual life insurance policies or annuity policies. Included within the policy loans are those accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.7 million (31 December 2014: £7.2 million). The portfolio has a current estimated average loan to value of 57 per cent (31 December 2014: 59 per cent).

At 30 June 2015, Jackson had mortgage loans with a carrying value of £nil (31 December 2014: £13 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations

The loans of the Group’s UK insurance operations comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec
SAIF and PAC WPSF
Mortgage loans†	807	1,145
Policy loans	9	10
Other loans‡	1,467	1,510
Total SAIF and PAC WPSF loans	2,283	2,665
Shareholder-backed operations
Mortgage loans†	1,558	1,585
Other loans	4	4
Total loans of shareholder-backed operations	1,562	1,589
Total	3,845	4,254
†	The mortgage loans are collateralised by properties. By carrying value, 76 per cent of the £1,558 million (30 June 2014: 78 per cent of £1,478 million; 31 December 2014: 74 per cent of £1,585 million) held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent (30 June 2014: 30 per cent; 31 December 2014: 29 per cent).
‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations

The loans of the asset management operations relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2015 £m	2014 £m
	30 Jun	31 Dec
Loans and receivables internal ratings:
AAA	92	101
AA+ to AA-	32	-
A+ to A-	222	161
BBB+ to BBB-	224	244
BB+ to BB-	83	49
B and other	273	299
Total	926	854

C4    Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1    Movement of liabilities

C4.1(a) Group overview

(i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
Half year 2015 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group’s share of policyholder liabilities of joint ventures‡	4,215	-	-	4,215

Net flows:
Premiums	3,910	8,493	4,895	17,298
Surrenders	(1,437)	(3,406)	(3,012)	(7,855)
Maturities/Deaths	(625)	(736)	(3,248)	(4,609)
Net flows	1,848	4,351	(1,365)	4,834
Shareholders’ transfers post tax	(36)	-	(106)	(142)
Investment-related items and other movements	837	(221)	2,316	2,932
Foreign exchange translation differences	(1,197)	(1,209)	(209)	(2,615)
As at 30 June 2015	46,474	129,667	155,072	331,213
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	39,522	129,667	144,431	313,620
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	10,641	12,768
- Group’s share of policyholder liabilities of joint ventures‡	4,825	-	-	4,825

Half year 2014 movements
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group’s share of policyholder liabilities of joint ventures‡	3,159	-	-	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-

Net flows:
Premiums	3,195	8,435	3,969	15,599
Surrenders	(1,133)	(2,787)	(2,240)	(6,160)
Maturities/Deaths	(548)	(671)	(3,547)	(4,766)
Net flows	1,514	4,977	(1,818)	4,673
Shareholders’ transfers post tax	(14)	-	(106)	(120)
Investment-related items and other movements	2,073	3,181	5,907	11,161
Foreign exchange translation differences	(837)	(3,560)	(231)	(4,628)
At 30 June 2014	39,572	112,009	148,678	300,259
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	34,076	112,009	137,619	283,704
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	11,059	13,044
- Group’s share of policyholder liabilities of joint ventures‡	3,511	-	-	3,511
Average policyholder liability balances†
Half year 2015	43,634	128,207	144,260	316,101
Half year 2014	36,328	109,710	136,126	282,164

*	On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on the equity method in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.
§	The policyholder liabilities of the Asia insurance operations of £39,522 million as shown in the table above is after deducting the intragroup reinsurance liabilities ceded by the UK insurance operations of £1,310 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £40,832 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)      Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2015 £m
	Asia	US	UK	Total note (b)
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	2,456	8,493	2,016	12,965
Surrenders	(1,317)	(3,406)	(1,623)	(6,346)
Maturities/Deaths	(305)	(736)	(1,249)	(2,290)
Net flowsnote	834	4,351	(856)	4,329
Investment-related items and other movements	860	(221)	503	1,142
Foreign exchange translation differences	(803)	(1,209)	-	(2,012)
At 30 June 2015	27,301	129,667	54,656	211,624

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,476	129,667	54,656	206,799
- Group’s share of policyholder liabilities relating to joint ventures	4,825	-	-	4,825

	Half year 2014 £m
	Asia	US	UK	Total
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:
Premiums	2,195	8,435	2,094	12,724
Surrenders	(1,028)	(2,787)	(1,033)	(4,848)
Maturities/Deaths	(276)	(671)	(1,201)	(2,148)
Net flowsnote	891	4,977	(140)	5,728
Investment-related items and other movements	1,030	3,181	2,048	6,259
Foreign exchange translation differences	(433)	(3,560)	-	(3,993)
At 30 June 2014	23,419	112,009	52,687	188,115

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	19,908	112,009	52,687	184,604
- Group’s share of policyholder liabilities relating to joint ventures	3,511	-	-	3,511

Note

Including net flows of the Group’s insurance joint ventures.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2015 movements	With-profits business	Unit-linked liabilities	Other business	Total
At 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215

Premiums:
New business	385	692	474	1,551
In-force	1,069	761	529	2,359
	1,454	1,453	1,003	3,910
Surrendersnote (d)	(120)	(1,158)	(159)	(1,437)
Maturities/Deaths	(320)	(44)	(261)	(625)
Net flowsnote (c)	1,014	251	583	1,848
Shareholders’ transfers post tax	(36)	-	-	(36)
Investment-related items and other movementsnote (e)	(23)	637	223	837
Foreign exchange translation differencesnote (a)	(394)	(623)	(180)	(1,197)
At 30 June 2015	19,173	16,474	10,827	46,474
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	17,046	13,845	8,631	39,522
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,127	-	-	2,127
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,629	2,196	4,825

Half year 2014 movements
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group’s share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690

Premiums:
New business	138	547	456	1,141
In-force	862	668	524	2,054
	1,000	1,215	980	3,195
Surrendersnote (d)	(105)	(914)	(114)	(1,133)
Maturities/Deaths	(272)	(29)	(247)	(548)
Net flowsnote (c)	623	272	619	1,514
Shareholders’ transfers post tax	(14)	-	-	(14)
Investment-related items and other movementsnote (e)	1,043	798	232	2,073
Foreign exchange translation differencesnote (a)	(404)	(193)	(240)	(837)
At 30 June 2014	16,153	14,642	8,777	39,572
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	14,168	12,638	7,270	34,076
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	-	1,985
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,004	1,507	3,511
Average policyholder liability balances†
Half year 2015	16,778	16,342	10,514	43,634
Half year 2014	13,653	14,204	8,472	36,328
*	The policyholder liabilities of the with-profits business of £17,046 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,310 million to the Hong Kong with-profits business. Including this amount the Asia with-profits policyholder liabilities are £18,356 million.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.

‡	The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Notes

(a)	Movements in the period have been translated at the average exchange rates for the period ended 30 June 2015. The closing balance has been translated at the closing spot rates as at 30 June 2015. Differences upon retranslation are included in foreign exchange translation differences.
(b)	On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(c)	Net flows increased by 22 per cent from £1,514 million in half year 2014 to £1,848 million in half year 2015 predominantly reflecting increased flows from new business and continued growth of the in-force book.
(d)	Surrenders and maturities/deaths have increased from £1,681 million in the first half of 2014 to £2,062 million in the first half of 2015. This is principally driven by higher maturities in the with-profits business, where higher maturities of a 10-year endowment bond arose in Hong Kong, and higher surrenders within the shareholder-backed business. The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 5.0 per cent in the first half of 2015 (half year 2014: 4.7 per cent) as policyholders took advantage of equity market gains in the early part of 2015.
(e)	Investment-related items and other movements in the first half of 2015 primarily represent gains from equity markets. These gains have been partially offset by losses on bonds held in the with-profits fund in particular, following rises in yields in the period.

C4.1(c)  US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations

	£m
Half year 2015 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2015	81,741	45,005	126,746
Premiums	6,697	1,796	8,493
Surrenders	(2,237)	(1,169)	(3,406)
Maturities/Deaths	(344)	(392)	(736)
Net flowsnote (b)	4,116	235	4,351
Transfers from general to separate account	560	(560)	-
Investment-related items and other movementsnote (c)	383	(604)	(221)
Foreign exchange translation differencesnote (a)	(854)	(355)	(1,209)
At 30 June 2015	85,946	43,721	129,667

Half year 2014 movements
At 1 January 2014	65,681	41,730	107,411
Premiums	6,591	1,844	8,435
Surrenders	(1,720)	(1,067)	(2,787)
Maturities/Deaths	(276)	(395)	(671)
Net flowsnote (b)	4,595	382	4,977
Transfers from general to separate account	708	(708)	-
Investment-related items and other movements	2,718	463	3,181
Foreign exchange translation differencesnote (a)	(2,249)	(1,311)	(3,560)
At 30 June 2014	71,453	40,556	112,009
Average policyholder liability balances*
Half year 2015	83,844	44,363	128,207
Half year 2014	68,567	41,143	109,710
*	Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period.

Notes

(a)	Movements in the period have been translated at an average rate of $1.52/£1.00 (30 June 2014: $1.67/£1.00). The closing balance has been translated at closing rate of $1.57/£1.00 (30 June 2014: $1.71/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)	Net flows in the first half of 2015 were £4,351 million compared with £4,977 million in the first half of 2014 with surrenders, deaths and maturities growing broadly in line with the in-force book and premiums remaining in line with prior period given our disciplined approach to writing new business.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £383 million for the first six months in 2015 represents positive separate account return mainly following the increase in the US equity market in the period. Fixed annuity, GIC and other business investment and other movements include the interest credited to policyholders in the period. The negative £604 million movement in half year 2015 primarily related to the offsetting effect arising from a decrease in the guarantee reserves following the increase in interest rates in the period.

C4.1(d)    UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2015 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348

Premiums	2,879	618	1,398	4,895
Surrenders	(1,389)	(1,601)	(22)	(3,012)
Maturities/Deaths	(1,999)	(329)	(920)	(3,248)
Net flowsnote (b)	(509)	(1,312)	456	(1,365)
Shareholders’ transfers post tax	(106)	-	-	(106)
Switches	(103)	103	-	-
Investment-related items and other movementsnote (c)	1,916	552	(152)	2,316
Foreign exchange translation differences	(209)	-	-	(209)
At 30 June 2015	100,416	22,643	32,013	155,072
Comprising:
- Policyholder liabilities	89,775	22,643	32,013	144,431
- Unallocated surplus of with-profits funds	10,641	-	-	10,641

Half year 2014 movements
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)
Premiums	1,875	643	1,451	3,969
Surrenders	(1,207)	(1,010)	(23)	(2,240)
Maturities/Deaths	(2,346)	(314)	(887)	(3,547)
Net flowsnote (b)	(1,678)	(681)	541	(1,818)
Shareholders’ transfers post tax	(106)	-	-	(106)
Switches	(95)	95	-	-
Investment-related items and other movementsnote (c)	3,954	624	1,329	5,907
Foreign exchange translation differences	(231)	-	-	(231)
At 30 June 2014	95,991	23,690	28,997	148,678
Comprising:
- Policyholder liabilities	84,932	23,690	28,997	137,619
- Unallocated surplus of with-profits funds	11,059	-	-	11,059
Average policyholder liability balances*
Half year 2015	89,427	22,972	31,861	144,260
Half year 2014	84,393	23,671	28,062	136,126
*	Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes

(a)	On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(b)	Net outflows have improved from £1,818 million in the first half of 2014 to £1,365 million in the same period in 2015 primarily as a result of higher premium flows (up by £926 million to £4,895 million) into single premium bonds and pension products principally in the with-profits fund. This has been offset by higher surrenders in our unit-linked business. The levels of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(c)	Investment-related items and other movements of £2,316 million includes investment return and realised gains attributable to policyholders in the period. Offsetting these positive returns are unrealised losses on bonds within the with-profits funds and unit-linked funds as well as lower annuity liabilities following a rise in long-term bond yields in the first half of 2015.

C5	Intangible assets

C5.1 Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2015 £m	2014 £m
	30 Jun	31 Dec
Cost
At beginning of period	1,583	1,581
Disposal of Japan Life business	(120)	-
Additional consideration paid on previously acquired business	2	-
Exchange differences	(4)	2
At end of period	1,461	1,583
Aggregate impairment	-	(120)
Net book amount at end of period	1,461	1,463

Goodwill attributable to shareholders comprises:

	2015 £m	2014 £m
	30 Jun	31 Dec
M&G	1,153	1,153
Other	308	310
	1,461	1,463

Other goodwill represents amounts arising from the purchase of entities by the Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate impairment of £120 million at 30 June 2014 related to the goodwill held by the Japan Life business. The half year 2015 analysis shown above reflects the fact that this business was sold in February 2015 (see note D1).

(b)    Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2015 £m	2014 £m
	30 Jun	31 Dec
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	5,937	5,840
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	80	87
	6,017	5,927
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	51	59
Distribution rights and other intangibles	1,242	1,275
	1,293	1,334
Total of deferred acquisition costs and other intangible assets	7,310	7,261

	2015 £m						2014 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles† note	30 Jun Total	31 Dec Total
Balance at beginning of period:	650	5,177	83	17	1,334	7,261	5,295
Additions and acquisition of subsidiaries	137	369	5	-	21	532	1,768
Amortisation to the income statement:
Operating profit	(75)	(255)	(5)	(3)	(43)	(381)	(688)
Non-operating profit	-	(188)	-	-	(4)	(192)	645
	(75)	(443)	(5)	(3)	(47)	(573)	(43)
Disposals and transfers	-	-	-	-	-	-	(6)
Exchange differences and other movements	(13)	(47)	-	-	(15)	(75)	334
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within other comprehensive income	-	165	-	-	-	165	(87)

Balance at end of period	699	5,221	83	14	1,293	7,310	7,261
†	PVIF and other intangibles includes amounts in relation to software rights with additions of £13 million, amortisation of £15 million and exchange losses of £1 million and a balance at 30 June 2015 of £63 million.

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations

Summary balances

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2015 £m	2014 £m
	30 Jun	31 Dec
Variable annuity business	4,931	5,002
Other business	710	759
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(420)	(584)
Total DAC for US operations	5,221	5,177
*	Consequent upon the negative unrealised valuation movement at half year 2015 of £762 million (31 December 2014: positive unrealised valuation movement of £956 million), there is a gain of £165 million (31 December 2014: a charge of £87 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2015, the cumulative shadow DAC balance as shown in the table above was negative £420 million (31 December 2014: negative £584 million).

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson’s variable annuity products are also amortised in line with the emergence of profits. The measurement of amortisation depends on historical and expected future gross profits which include fees (including those for guaranteed minimum death, income, or withdrawal benefits) as well as components related to mortality, lapse and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) Jackson applies a mean reversion technique for its amortisation of deferred acquisition costs against projected gross profits. This technique is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion technique achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding three years, including the current period, the 7.4 per cent long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)	A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)	An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2015, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £20 million (half year 2014: credit for decelerated amortisation of £10 million). The first half of 2015 amount reflects the separate account performance of 2 per cent, which is lower than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets for the mean reversion assumption to move outside the corridor. Based on a pro-forma instantaneous movement at 1 July 2015, it would need to be outside the approximate range of negative 40 per cent to positive 30 per cent for this to apply.

C6    Borrowings

C6.1    Core structural borrowings of shareholder-financed operations

	2015 £m	2014 £m
	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated capital securitiesnote (i)	1,775	1,789
Subordinated notesnote (v)	2,122	1,531
Subordinated debt total	3,897	3,320
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,446	3,869
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027	159	160
Total (per condensed consolidated statement of financial position)note (iv)	4,880	4,304

Notes

(i)	The perpetual subordinated capital securities are entirely US$ denominated. The Group has designated all US$2.80 billion (31 December 2014: US$ 2.80 billion) of its perpetual subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan drawn at a cost of 12 month £LIBOR plus 0.4 per cent maturing on 20 December 2017 and a £115 million loan drawn at a cost of 11 month £LIBOR plus 0.4 per cent also maturing on 20 December 2017.
(iv)	The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2014.
(v)	In June 2015, the Company issued core structural borrowings of £600 million 5.00 per cent Tier 2 subordinated notes due 2055. The proceeds, net of discount adjustment and costs, were £590 million.

C6.2    Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2015 £m	2014 £m
	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmesnote (ii)	2,176	2,004
Non-recourse borrowings of US operationsnote (iv)	10	19
Other borrowingsnote (iii)	318	240
Totalnote (i)	2,504	2,263

Notes

(i)	In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2014 which will mature in October 2015. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii)	In January 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018. The proceeds, net of costs, were £299 million.
(iii)	Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.
(iv)	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(b)	Borrowings attributable to with-profits operations

	2015 £m	2014 £m
	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	911	924
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100
Other borrowings (predominantly obligations under finance leases)	78	69
Total	1,089	1,093
*	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.
**	The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7    Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	30 Jun	31 Dec	30 Jun	31 Dec
	2015 £m	2014 £m	2015 £m	2014 £m
Unrealised losses or gains on investments	331	83	(1,673)	(1,697)
Balances relating to investment and insurance contracts	8	4	(544)	(499)
Short-term temporary differences	2,407	2,607	(2,076)	(2,065)
Capital allowances	9	9	(32)	(30)
Unused deferred tax losses	65	62	-	-
Total	2,820	2,765	(4,325)	(4,291)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2015 half year results and financial position at 30 June 2015 the possible tax benefit of approximately £106 million (31 December 2014: £110 million), which may arise from capital losses valued at approximately £0.5 billion (31 December 2014: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £42 million (31 December 2014: £47 million), which may arise from trading tax losses and other potential temporary differences totalling £0.2 billion (31 December 2014 £0.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £28 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses
	30 Jun 2015 £m	Expected period of recoverability	30 Jun 2015 £m	Expected period of recoverability
Asia insurance operations	34	1 to 3 years	51	3 to 5 years
US insurance operations	2,066	With run-off of in-force book	-	-
UK insurance operations	136	1 to 10 years	-	-
Other operations	171	1 to 10 years	14	1 to 3 years
Total	2,407		65

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

As part of the Summer Finance Bill 2015, the UK government proposed phased rate changes in the UK corporation tax rate to 19 per cent from 1 April 2017 and a further reduction to 18 per cent from 1 April 2020. As these changes have not been substantively enacted as at 30 June 2015 they have not been reflected in the balances at that date. The changes, once substantively enacted, are expected to have the effect of reducing the UK with-profits and shareholder-backed business element of the overall net deferred tax liabilities by £17 million.

C8    Defined benefit pension schemes

(a) Background and summary economic and IAS 19 financial positions

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (31 December 2014: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies the principles of IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, where the Company does not have access to any funds once they are paid into the scheme, the IFRS financial position recorded reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2015 £m					2014 £m
	30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (i)				note (iv)	note (i)				note (iv)
Underlying economic surplus (deficit)	915	(140)	53	(1)	827	840	(144)	60	(1)	755
Less: unrecognised surplusnote (i)	(790)	-	-	-	(790)	(710)	-	-	-	(710)
Economic surplus (deficit) (including investment in Prudential insurance policies)	125	(140)	53	(1)	37	130	(144)	60	(1)	45
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (ii)	-	-	(85)	-	(85)	-	-	(132)	-	(132)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iii)	125	(140)	(32)	(1)	(48)	130	(144)	(72)	(1)	(87)

Notes

(i)	For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS IAS 19 pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service.

(ii)	The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(iii)	At 30 June 2015, the PSPS pension asset of £125 million (31 December 2014: £130 million) and the other schemes’ pension liabilities of £173 million (31 December 2014: £217 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.
(iv)	The amounts for PSPS and SASPS are apportioned between the PAC with-profits fund and the shareholders’ fund. The amounts for the M&GGPS and other schemes are wholly attributable to the shareholders’ fund. Of the economis surplus of £37 million (30 June 2014: £68 million; 31 December 2014; £45 million), the amounts attributable to the PAC with-profits fund and shareholders fund are as follows:

	30 Jun 2015	31 Dec 2014
Attributable to:
PAC with-profits fund	18	19
Shareholder-backed operations	19	26
	37	45

Triennial actuarial valuations

In respect of PSPS, the contributions into the scheme are payable at the minimum level required under the scheme rules. Excluding expenses, the contributions are payable at approximately £6 million per annum for on-going service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, when applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations based on the sourcing of previous contributions. Employer contributions for on-going service of current employees are apportioned in the ratio relevant to current activity.

In respect of the SASPS, it has been agreed with the Trustees that the level of deficit funding be increased from the current level of £13.1 million per annum to £21 million per annum from 1 January 2015 until 31 March 2024, or earlier if the scheme’s funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

In respect of the M&GGPS, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

(b) Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the periods ended 30 June 2015, 30 June 2014 and 31 December 2014 were as follows:

	2015%	2014%	2014%
	30 Jun	30 Jun	31 Dec
Discount rate*	3.7	4.2	3.5
Rate of increase in salaries	3.2	3.2	3.0
Rate of inflation**
Retail prices index (RPI)	3.2	3.2	3.0
Consumer prices index (CPI)	2.2	2.2	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.2	3.2	3.0
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and was updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment for all the periods presented were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The most recent full valuations have been updated to 30 June 2015, applying the principles prescribed by IAS 19.

(c) Estimated pension scheme surpluses and deficits

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 30 June 2015, the investments in Prudential insurance policies comprise £138 million 31 December 2014: £131 million) for PSPS and £85 million (31 December 2014: £132 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2015 £m
	Surplus (deficit) in schemes at 1 Jan 2015	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2015
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	755	41	9	22	827
Less: amount attributable to PAC with-profits fund	(525)	(35)	(14)	(8)	(582)
Shareholders’ share:
Gross of tax surplus (deficit)	230	6	(5)	14	245
Related tax	(46)	(1)	1	(3)	(49)
Net of shareholders’ tax	184	5	(4)	11	196
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(710)	(13)	(67)	-	(790)
Less: amount attributable to PAC with-profits fund	506	10	48	-	564
Shareholders’ share:
Gross of tax surplus (deficit)	(204)	(3)	(19)	-	(226)
Related tax	41	1	4	-	46
Net of shareholders’ tax	(163)	(2)	(15)	-	(180)
With the effect of IFRIC 14
Surplus (deficit)	45	28	(58)	22	37
Less: amount attributable to PAC with-profits fund	(19)	(25)	34	(8)	(18)
Shareholders’ share:
Gross of tax surplus (deficit)	26	3	(24)	14	19
Related tax	(5)	-	5	(3)	(3)
Net of shareholders’ tax	21	3	(19)	11	16

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 30 June 2015 comprise the following investments:

	30 Jun 2015				31 Dec 2014
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	132	75	207	3	126	86	212	2
Overseas	98	323	421	5	143	317	460	6
Bonds:
Government	4,984	424	5,408	69	5, 078	440	5,518	68
Corporate	965	140	1,105	14	931	117	1,048	13
Asset-backed securities	143	16	159	2	197	26	223	3
Derivatives	166	(8)	158	2	159	(13)	146	2
Properties	124	58	182	2	93	57	150	2
Other assets	208	51	259	3	270	40	310	4
Total value of assets	6,820	1,079	7,899	100	6,997	1,070	8,067	100

(d) Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £7,072 million (31 December 2014: £7,312 million) comprise £5,905 million (31 December 2014: £6,157 million) for PSPS and £1,167 million (31 December 2014: £1,155 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2015, 30 June 2014 and 31 December 2014 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown below does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS schemes to the PAC with-profits fund as described above.

Assumption applied				Impact of sensitivity on scheme liabilities on IAS 19 basis
	2015	2014	Sensitivity change in assumption		2015	2014
	30 Jun	31 Dec			30 Jun	31 Dec
Discount rate	3.7%	3.5%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.3%	3.4%
				Other schemes	5.2%	5.2%
Discount rate	3.7%	3.5%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.2%	3.2%
				Other schemes	4.8%	4.9%
Rate of inflation	RPI:3.2%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	CPI:2.2%	2.0%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent reduction in salary increases	Other schemes	4.1%	4.2%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	3.2%	3.3%
				Other schemes	2.8%	3.0%

C9 Share	capital, share premium and own shares

	30 Jun 2015			31 Dec 2014
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:
At 1 January	2,567,779,950	128	1,908	2,560,381,736	128	1,895
Shares issued under share-based schemes	3,284,119	-	2	7,398,214	-	13
At end of period	2,571,064,069	128	1,910	2,567,779,950	128	1,908

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2015, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for		Share price range		Exercisable by year
		from		to
30 June 2015	8,007,928	288p		1,155p	2019
31 December 2014	8,624,491	288p		1,155p	2020

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £227 million as at 30 June 2015 (31 December 2014: £195 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2015, 10.8 million (31 December 2014: 10.3 million) Prudential plc shares with a market value of £165.0 million (31 December 2014: £153.1 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during the period was 10.8 million which was in May 2015.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2015	5.1	86.3
Full year 2014	7.9	106.7

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2015 was 6.8 million (31 December 2014: 7.5 million) and the cost of acquiring these shares of £59 million (31 December 2014: £67 million) is included in the cost of own shares. The market value of these shares as at 30 June 2015 was £105 million (31 December 2014: £112 million). During 2015, these funds made a net reduction of 724,186 Prudential shares (31 December 2014: net additions of 405,940) for a net decrease of £8.0 million to book cost (31 December 2014: net increase of £7.0 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2015 or 2014.

D	OTHER NOTES

D1	Sale of Japan Life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July 2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan Life business.

The Japan Life business had been classified as held for sale on the statement of financial position of the Group since 2013. The held for sale assets and liabilities of the Japan Life business on the statement of financial position as at 31 December 2014 were as follows:

2014 £m
31 Dec
Assets
Investments	898
Other assets	45
943
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(124)
Assets held for sale	819

Liabilities
Policyholder liabilities	717
Other liabilities	53
Liabilities held for sale	770

Net assets	49

Upon its classification as held for sale in 2013, the IFRS carrying value of the Japan Life business was set to represent the proceeds, net of related expenses. Subsequent remeasurement of the carrying value of the Japan Life business in 2014 resulted in a charge in the income statement of £(11) million in half year 2014 and a charge of £(13) million in full year 2014. These amounts, together with the results of the business including short-term value movements on investments also included in the income statement, netted to an insignificant amount for those periods.

On completion of the sale, the cumulative foreign exchange translation loss of the Japan Life business of £46 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in half year 2015 as required by IAS 21. This amount is included within ‘Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income’ in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders’ equity.

D2	Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. While the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2015.

D3	Post balance sheet events

Interim dividend

The 2015 interim dividend approved by the Board of Directors after 30 June 2015 is as described in note B7.

D4	Related party transactions

There were no transactions with related parties during the six months ended 30 June 2015 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 11 August 2015	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ NIC NICANDROU
Name: Nic Nicandrou
Title: Chief Financial Officer